

BANK7
CORP.

ANNUAL REPORT

2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022.

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number: **001-38656**

BANK7 CORP.

(Exact name of registrant as specified in its charter)

Oklahoma	**20-0764349**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
1039 N.W. 63rd Street, Oklahoma City, Oklahoma	**73116**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(405) 810-8600**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	BSVN	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an "emerging growth company". See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by checkmark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by checkmark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

As of June 30, 2022, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $88,873,167 based on the closing sale price reported on the NASDAQ Global Market Select System.

As of March 24, 2023, the registrant had 9,151,977 shares of common stock, par value $0.01, outstanding.

DOCUMENTS INCOPORATED BY REFERENCE

Portions of the Proxy Statement for the Registrant's Annual Meeting of Shareholders to be held on May 18, 2023 are incorporated into Part III of this Annual Report on Form 10-K.

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TABLE OF CONTENTS

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Item 1. Business

Company Overview

We are Bank7 Corp., a bank holding company headquartered in Oklahoma City, Oklahoma. Through our wholly-owned subsidiary, Bank7, we operate twelve full-service branches in Oklahoma, Texas, and Kansas. We were formed in 2004 in connection with our acquisition of First National Bank of Medford, which was renamed Bank7 (the ''Bank''). We are focused on serving business owners and entrepreneurs by delivering fast, consistent and well-designed banking solutions. As of December 31, 2022, we had total assets of $1.58 billion, total loans of $1.26 billion, total deposits of $1.43 billion and total shareholders' equity of $144.1 million.

Our website is: www.bank7.com. We make available free of charge through our website, our annual report on Form 10-K, our quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after they have been electronically filed or furnished with the Securities and Exchange Commission. Information included on our website is not incorporated into this filing.

Products and Services

The Bank is a full-service commercial bank. We focus on the development of deep business relationships with our commercial customers and their principals. We also focus on providing customers with exceptional service and meeting their banking needs through a wide variety of commercial and retail financial services.

The Bank has a particular focus in the following loan categories (i) commercial real estate lending, (ii) hospitality lending, (iii) energy lending, and (iv) commercial and industrial lending. Although it is a very small segment of the Bank, we also provide consumer lending services to individuals for personal and household purposes, including secured and unsecured term loans and home improvement loans. Consumer lending services include (i) residential real estate loans and mortgage banking services, (ii) personal lines of credit, (iii) loans for the purchase of automobiles, and (iv) other installment loans.

The Bank offers deposit banking products, including (i) commercial deposit services, commercial checking, money market, and other deposit accounts, and (ii) retail deposit services such as certificates of deposit, money market accounts, checking accounts, negotiable order of withdrawal accounts, savings accounts, and automated teller machine access.

Strategic Focus

Our success is driven by:

- the development of deep business relationships with our commercial customers and their principals;

- disciplined growth without compromising our asset quality or credit culture;

- drawing upon years of executive level experience at multi-billion dollar banks;

- efficiencies gained by adherence to automated and repeatable processes; and

- investing in our people and technology.

We focus on our daily execution, making sound credit decisions and maintaining cost discipline, which is the foundation for our success. Our customers are our top priority and we focus on efficiently providing tailored banking products and services to business owners and entrepreneurs, with a goal of generating consistent growth and delivering exceptional returns to our shareholders. Additionally, we continually position ourselves for future growth both organically and through strategic acquisitions.

Cost Discipline and Efficiency

We constantly monitor expenditures, and, when appropriate, we use automation, technology and repeatable processes to drive profitability. The Bank operates as few branches as practical, and the branches we do operate are smaller and very cost efficient. As we continue to grow, we expect our utilization of automation, technology, and repeatable processes will continue to drive efficiencies throughout the Bank. Combining talented people with process automation will enable us to scale even further, and will also enable us to deliver consistently superior customer service.

Organic Growth

Much of our historic asset growth has been driven organically and within our current markets. In particular the Dallas/Fort Worth metropolitan area, Oklahoma City, and Tulsa. Although our expansion with brick and mortar branches will be limited, we believe operating strategically placed branches will be important, and therefore we will continue to selectively build our presence in key markets. We currently operate twelve branches. We also intend to continually enhance our internet and mobile banking products to remain competitive in the marketplace.

Markets

We are headquartered in Oklahoma City, Oklahoma, and we operate seven additional branches in Oklahoma. We also operate two branches in the Dallas/Fort Worth metropolitan area and two branches in Kansas.

Competition

The banking and financial services industry is highly competitive, and we compete with a wide range of financial institutions within our markets, including local, regional and national commercial banks and credit unions. We also compete with mortgage companies, trust companies, brokerage firms, consumer finance companies, mutual funds, securities firms, insurance companies, third-party payment processors, financial technology, or Fintech, companies and other financial intermediaries for certain of our products and services. Some of our competitors are not subject to the regulatory restrictions and level of regulatory supervision applicable to us.

Interest rates on loans and deposits, as well as prices on fee-based services, are typically significant competitive factors within the banking and financial services industry. Many of our competitors are much larger financial institutions that have greater financial resources than we do and compete aggressively for market share. These competitors attempt to gain market share through their financial product mix, pricing strategies and banking center locations. Other important competitive factors in our industry and markets include office locations and hours, quality of customer service, community reputation, continuity of personnel and services, capacity and willingness to extend credit, and ability to offer excellent banking products and services. While we seek to remain competitive with respect to fees charged, interest rates and pricing, we believe that our broad suite of financial solutions, our high-quality customer service culture, our positive reputation and our long-standing community relationships enable us to compete successfully within our markets and enhance our ability to attract and retain customers.

Human Capital

Our corporate culture is defined by core values which include integrity, accountability, professionalism, community-focus and efficiency. As of December 31, 2022, we had 123 full time employees. We value our employees by investing in competitive compensation and benefit packages and fostering a team environment centered on professional service and open communication. Attracting, retaining and developing qualified, engaged employees who embody these values are crucial our success. We offer all of our employees a comprehensive benefits package that includes medical, dental and vision insurance, a flexible spending plan, group life insurance, short-term and long-term disability insurance, a traditional 401(k) Plan, competitive paid time off/paid holidays, and competitive incentives.

We are committed and focused on the health and safety of our employees, customers, and communities and are committed to providing a safe and secure work environment in accordance with applicable labor, safety, health, anti-discrimination and other workplace laws. We strive for all of our employees to feel safe at work. To that end, we maintain a whistleblower hotline that allows associates and others to anonymously voice concerns. We prohibit retaliation against an individual who reported a concern or assisted with an inquiry or investigation.

Supervision and Regulation

The following is a general summary of the material aspects of certain statutes and regulations that are applicable to us. These summary descriptions are not complete. Please refer to the full text of the statutes, regulations, and corresponding guidance for more information. These statutes and regulations are subject to change, and additional statutes, regulations, and corresponding guidance may be adopted. We are unable to predict future changes or the effects, if any, that these changes could have on our business or our revenues.

General

We are extensively regulated under U.S. federal and state law. As a result, our growth and earnings performance may be affected not only by management decisions and general economic conditions, but also by federal and state statutes and by the regulations and policies of various bank regulatory agencies, including the Oklahoma Banking Department (''OBD''), the Federal Reserve, the Federal Deposit Insurance Corporation (''FDIC'') and the Consumer Financial Protection Bureau (''CFPB''). Furthermore, tax laws administered by the Internal Revenue Service (''IRS'') and state taxing authorities, accounting rules developed by the Financial Accounting Standards Board (''FASB''), securities laws administered by the Securities and Exchange Commission (''SEC'') and state securities authorities and Anti-Money Laundering (''AML'') laws enforced by the U.S. Department of the Treasury, or Treasury, also impact our business.

Federal and state banking laws impose a comprehensive system of supervision, regulation and enforcement on the operations of banks, their holding companies and their affiliates. These laws are intended primarily for the protection of depositors, customers and the Depositor Insurance Fund of the FDIC (''DIF'') rather than for shareholders. Federal and state laws, and the related regulations of the bank regulatory agencies, affect, among other things, the scope of business, the kinds and amounts of investments banks may make, reserve requirements, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, the ability to merge, consolidate and acquire, dealings with insiders and affiliates and the payment of dividends.

This supervisory and regulatory framework subjects banks and bank holding companies to regular examination by their respective regulatory agencies, which results in examination reports and ratings that, while not publicly available, can affect the conduct and growth of their businesses. These examinations consider not only compliance with applicable laws and regulations, but also capital levels, asset quality and risk, management's ability and performance, earnings, liquidity and various other factors. These regulatory agencies have broad discretion to impose restrictions and limitations on the operations of a regulated entity and exercise enforcement powers over a regulated entity (including terminating deposit insurance, imposing orders, fines and other civil and criminal penalties, removing officers and directors and appointing supervisors and conservators) where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with laws and regulations or with the supervisory policies of these agencies.

Regulatory Capital Requirements

The federal banking agencies require that banking organizations meet several risk-based capital adequacy requirements. The current risk-based capital standards applicable to the Company and the Bank are based on the Basel III Capital Rules established by the Basel Committee on Banking Supervision (the ''Basel Committee''). The Basel Committee is a committee of central banks and bank supervisors/regulators from the major industrialized countries that develops broad policy guidelines for use by each country's supervisors in determining the supervisory policies they apply. The requirements are intended to ensure that banking organizations have adequate capital given the risk levels of assets and off-balance sheet financial instruments.

The Basel III Capital Rules require the Bank and the Company to comply with four minimum capital standards: a Tier 1 leverage ratio of at least 4.0%; a CET1 to risk-weighted assets ratio of 4.5%; a Tier 1 capital to risk-weighted assets ratio of at least 6.0%; and a total capital to risk-weighted assets ratio of at least 8.0%. The calculation of all types of regulatory capital is subject to definitions, deductions and adjustments specified in the regulations.

The Basel III Capital Rules also require a ''capital conservation buffer'' of 2.5% above the regulatory minimum risk-based capital requirements. The capital conservation buffer is designed to absorb losses during periods of economic stress and effectively increases the minimum required risk-weighted capital ratios. Banking institutions with a ratio of CET1 to risk-weighted assets below the effective minimum (4.5% plus the capital conservation buffer) is subject to limitations on certain activities, including payment of dividends, share repurchases and discretionary bonuses to executive officers based on the amount of the shortfall.

As of December 31, 2022, the Company's and the Bank's capital ratios exceeded the minimum capital adequacy guideline percentage requirements under the Basel III Capital Rules on a fully phased-in basis.

Prompt Corrective Action

The Federal Deposit Insurance Act requires federal banking agencies to take ''prompt corrective action'' with respect to depository institutions that do not meet minimum capital requirements. For purposes of prompt corrective action, the law establishes five capital tiers: ''well-capitalized,'' ''adequately capitalized,'' ''undercapitalized,'' ''significantly undercapitalized,'' and ''critically undercapitalized.'' A depository institution's capital tier depends on its capital levels and certain other factors established by regulation. Under the applicable FDIC regulations, an institution is deemed to be ''well-capitalized'' if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a CET1 ratio of 6.5% or greater and a leverage ratio of 5.0% or greater.

At each lower capital category, a bank is subject to increased restrictions on its operations. For example, a bank is generally prohibited from making capital distributions and paying management fees to its holding company if doing so would make the bank ''undercapitalized.'' Asset growth and branching restrictions apply to undercapitalized banks, which are required to submit written capital restoration plans meeting specified requirements (including a guarantee by the parent holding company, if any). ''Significantly undercapitalized'' banks are subject to broad regulatory restrictions, including among other things, capital directives, forced mergers, restrictions on the rates of interest they may pay on deposits, restrictions on asset growth and activities, and prohibitions on paying bonuses or increasing compensation to senior executive officers without FDIC approval. ''Critically undercapitalized'' are subject to even more severe restrictions, including, subject to a narrow exception, the appointment of a conservator or receiver within 90 days after becoming critically undercapitalized.

The appropriate federal banking agency may determine (after notice and opportunity for a hearing) that the institution is in an unsafe or unsound condition or deems the institution to be engaging in an unsafe or unsound practice. The appropriate agency is also permitted to require an adequately capitalized or undercapitalized institution to comply with the supervisory provisions as if the institution were in the next lower category (but not treat a significantly undercapitalized institution as critically undercapitalized) based on supervisory information other than the capital levels of the institution.

The capital classification of a bank affects the frequency of regulatory examinations, the bank's ability to engage in certain activities and the deposit insurance premium paid by the bank. A bank's capital category is determined solely for the purpose of applying prompt correct action regulations and the capital category may not accurately reflect the bank's overall financial condition or prospects.

As of December 31, 2022, the Bank met the requirements for being deemed ''well-capitalized'' for purposes of the prompt corrective action regulations.

The Company

General. As a bank holding company, the Company is subject to regulation and supervision by the Federal Reserve under the Bank Holding Company Act of 1956, as amended, or the BHCA. Under the BHCA, the Company is subject to periodic examination by the Federal Reserve. The Company is required to file with the Federal Reserve periodic reports of its operations and such additional information as the Federal Reserve may require.

Acquisitions, Activities and Change in Control. The BHCA generally requires the prior approval by the Federal Reserve for any merger involving a bank holding company or a bank holding company's acquisition of more than 5% of a class of voting securities of any additional bank or bank holding company or to acquire all or substantially all of the assets of any additional bank or bank holding company.

Subject to certain conditions (including deposit concentration limits established by the BHCA and the Dodd-Frank Act), the Federal Reserve may allow a bank holding company to acquire banks located in any state of the United States. Federal law also prohibits any person or company from acquiring ''control'' of an FDIC-insured depository institution or its holding company without prior notice to the appropriate federal bank regulator.

Permitted Activities. The BHCA generally prohibits the Company from controlling or engaging in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries. This general prohibition is subject to a number of exceptions. The principal exception allows bank holding companies to engage in, and to own shares of companies engaged in, certain businesses found by the Federal Reserve prior to November 11, 1999 to be ''so closely related to banking as to be a proper incident thereto.'' This authority would permit the Company to engage in a variety of banking-related businesses, including the ownership and operation of a savings association, or any entity engaged in consumer finance, equipment leasing, the operation of a computer service bureau (including software development) and mortgage banking and brokerage. The BHCA generally does not place territorial restrictions on the domestic activities of nonbank subsidiaries of bank holding companies. The

Federal Reserve has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the Federal Reserve has reasonable grounds to believe that continuing such activity, ownership or control constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company.

Source of Strength. Federal Reserve policy historically required bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. The Dodd-Frank Act codified this policy as a statutory requirement. Under this requirement the Company is expected to commit resources to support the Bank, including at times when the Company may not be in a financial position to provide it. The Company must stand ready to use its available resources to provide adequate capital to the Bank during periods of financial stress or adversity. The Company must also maintain the financial flexibility and capital raising capacity to obtain additional resources for assisting the Bank. The Company's failure to meet its source of strength obligations may constitute an unsafe and unsound practice or a violation of the Federal Reserve's regulations or both. The source of strength obligation most directly affects bank holding companies where a bank holding company's subsidiary bank fails to maintain adequate capital levels. Any capital loans by a bank holding company to the subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of the subsidiary bank. The BHCA provides that in the event of a bank holding company's bankruptcy any commitment by a bank holding company to a federal bank regulatory agency to maintain the capital of its subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

Safe and Sound Banking Practices. Bank holding companies and their non-banking subsidiaries are prohibited from engaging in activities that represent unsafe and unsound banking practices or that constitute a violation of law or regulations. Under certain conditions the Federal Reserve may conclude that certain actions of a bank holding company, such as a payment of a cash dividend, would constitute an unsafe and unsound banking practice. The Federal Reserve also has the authority to regulate the debt of bank holding companies, including the authority to impose interest rate ceilings and reserve requirements on such debt. Under certain circumstances the Federal Reserve may require a bank holding company to file written notice and obtain its approval prior to purchasing or redeeming its equity securities, unless certain conditions are met.

Dividend Payments, Stock Redemptions and Repurchases. The Company's ability to pay dividends to its shareholders is affected by both general corporate law considerations and the regulations and policies of the Federal Reserve applicable to bank holding companies, including the Basel III Capital Rules. Generally, an Oklahoma corporation may not make distributions to its shareholders if (i) after giving effect to the dividend, the corporation would be insolvent, or (ii) the amount of the dividend exceeds the surplus of the corporation. Dividends may be declared and paid in a corporation's own treasury shares that have been reacquired by the corporation out of surplus. Dividends may be declared and paid in a corporation's own authorized but unissued shares out of the surplus of the corporation upon the satisfaction of certain conditions.

It is the Federal Reserve's policy that bank holding companies should generally pay dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. It is also the Federal Reserve's policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to its banking subsidiaries. Additionally, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong.

Bank holding companies must consult with the Federal Reserve before redeeming any equity or other capital instrument included in Tier 1 or Tier 2 capital (or, for small bank holding companies like the Company, before redeeming any instruments included in equity as defined under GAAP) prior to stated maturity, if such redemption could have a material effect on the level or composition of the organization's capital base. In addition, bank holding companies are unable to repurchase shares equal to 10% or more of its net worth if it would not be well-capitalized (as defined by the Federal Reserve) after giving effect to such repurchase. Bank holding companies experiencing financial weaknesses, or that are at significant risk of developing financial weaknesses, must consult with the Federal Reserve before redeeming or repurchasing common stock or other regulatory capital instruments.

The Bank

General. The Bank is an Oklahoma-chartered member bank and is subject to examination, supervision and regulation by the OBD and the Federal Reserve. The Bank is also subject to certain regulations of the FDIC and the CFPB.

The OBD supervises and regulates all areas of the Bank's operations including, without limitation, the making of loans, the issuance of securities, the conduct of the Bank's corporate affairs, the satisfaction of capital adequacy requirements, the payment of dividends, and the establishment or closing of banking offices. The Federal Reserve is the Bank's primary federal regulatory agency, and periodically examines the Bank's operations and financial condition and compliance with federal law. In addition, the Bank's deposit accounts are insured by the DIF to the maximum extent provided under federal law and FDIC regulations, and the FDIC has certain enforcement powers over the Bank.

Depositor Preference. In the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors including the parent bank holding company with respect to any extensions of credit they have made to that insured depository institution.

Deposit Insurance. As an FDIC-insured institution, the Bank is required to pay deposit insurance premiums to the FDIC. The amount of such premiums is determined by multiplying the institution's assessment rate by its assessment base. The assessment base is based on the institution's risk classification which is assigned based on the institution's capital levels and the level of supervisory concern the institution poses to the regulators. The assessment rate is calculated as the institution's average consolidated total assets minus average tangible equity.

Additionally, the Dodd-Frank Act altered the minimum designated reserve ratio of the DIF, increasing the minimum from 1.15% to 1.35% of the estimated amount of total insured deposits, and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds. At least semi-annually, the FDIC updates its loss and income projections for the DIF and, if needed, may increase or decrease the assessment rates, following notice and comment on proposed rulemaking. As a result, the Bank's FDIC deposit insurance premiums could increase.

Examination Assessments. Oklahoma-chartered banks are required to pay an annual fee of $1,000 to the OBD to fund its operations. In addition, Oklahoma-chartered banks are charged an examination assessment calculated based on the amount of the Bank's assets at rates established by the Oklahoma Banking Board. During the year ended December 31, 2022, the Bank paid examination assessments to the OBD totaling $184,000.

Capital Requirements. Banks are generally required to maintain minimum capital ratios. For a discussion of the capital requirements applicable to the Bank, see "—Regulatory Capital Requirements" above.

Bank Reserves. The Federal Reserve requires all depository institutions to maintain reserves against some transaction accounts (primarily NOW and Super NOW checking accounts). The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements. An institution may borrow from the Federal Reserve "discount window" as a secondary source of funds if the institution meets the Federal Reserve's credit standards.

Dividend Payments. The primary source of funds for the Company is dividends from the Bank. Unless the approval of the Federal Reserve is obtained, the Bank may not declare or pay a dividend if the total of all dividends declared during the calendar year, including the proposed dividend, exceeds the sum of the Bank's net income during the current calendar year and the retained net income of the prior two calendar years. Oklahoma law also places restrictions on the declaration of dividends by Oklahoma state-chartered banks, including the Bank, to their shareholders. Before any dividend may be declared by the Bank, not less than 10% of the net profits of the Bank must be transferred to a surplus fund until the surplus equals 100% of the Bank's capital stock. This may decrease any amount available for the payment of dividends in a particular period if the surplus funds for the Bank fail to comply with this limitation. Furthermore, the approval of the Commissioner of the OBD is required if the total of all dividends declared by the Bank in any calendar year exceed the total of its net profits of that year combined with its retained net profits of the preceding two years, less any required transfers to surplus or a fund for the retirement of any preferred stock. The Federal Reserve and the OBD also may, under certain circumstances, prohibit the payment of dividends to us from the Bank. Oklahoma corporate law also requires that dividends can only be paid out of funds legally available therefor.

The payment of dividends by any financial institution is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. As described above, the Bank exceeded its minimum capital requirements under applicable regulatory guidelines as of December 31, 2022.

Transactions with Affiliates. The Bank is subject to sections 23A and 23B of the Federal Reserve Act, or the Affiliates Act, and the Federal Reserve's implementing Regulation W. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. Accordingly, transactions between the Company, the Bank and any non-bank subsidiaries will be subject to a number of restrictions. The Affiliates Act imposes restrictions and limitations on the Bank from making extensions of credit to, or the issuance of a guarantee or letter of credit on behalf of, the Company or other affiliates, the purchase of, or investment in, stock or other securities thereof, the taking of such securities as collateral for loans, and the purchase of assets of the Company or other affiliates. Such restrictions and limitations prevent the Company or other affiliates from borrowing from the Bank unless the loans are secured by marketable obligations of designated amounts. Furthermore, such secured loans and investments by the Bank to or in the Company or to or in any other non-banking affiliate are limited, individually, to 10% of the Bank's capital and surplus, and such transactions are limited in the aggregate to 20% of the Bank's capital and surplus. All such transactions, as well as contracts entered into between the Bank and affiliates, must be on terms that are no less favorable to the Bank than those that would be available from non-affiliated third parties. Federal Reserve policies also forbid the payment by bank subsidiaries of management fees which are unreasonable in amount or exceed the fair market value of the services rendered or, if no market exists, actual costs plus a reasonable profit.

Loans to Directors, Executive Officers and Principal Shareholders. The authority of the Bank to extend credit to its directors, executive officers and principal shareholders, including their immediate family members and corporations and other entities that they control, is subject to substantial restrictions and requirements under the Federal Reserve's Regulation O, as well as the Sarbanes-Oxley Act. These statutes and regulations impose limits the amount of loans the Bank may make to directors and other insiders and require that the loans must be made on substantially the same terms, including interest rates and collateral, as prevailing at the time for comparable transactions with persons not affiliated with the Company or the Bank, that the Bank must follow credit underwriting procedures at least as stringent as those applicable to comparable transactions with persons who are not affiliated with the Company or the Bank; and that the loans must not involve a greater than normal risk of non-payment or include other features not favorable to the Bank. Furthermore, the Bank must periodically report all loans made to directors and other insiders to the bank regulators. As of December 31, 2022, the Bank had no lines of credit for loans to insiders and one loan outstanding to insiders of $132,000.

Limits on Loans to One Borrower. As an Oklahoma state-chartered bank, the Bank is subject to limits on the amount of loans it can make to one borrower. With certain limited exceptions, loans and extensions of credit from Oklahoma state-chartered banks outstanding to any borrower (including certain related entities of the borrower) at any one time may not exceed 30% of the capital, less intangible assets, of the bank. An Oklahoma state-chartered bank may lend an additional amount if the loan is fully secured by certain types of collateral, like bonds or notes of the United States. Certain types of loans are exempted from the lending limits, including loans secured by segregated deposits held by the bank. The Bank's legal lending limit to any one borrower was $47.4 million as of December 31, 2022.

Safety and Soundness Standards/Risk Management. The federal banking agencies have adopted guidelines establishing operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines set forth standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.

If an institution fails to comply with any of the standards set forth in the guidelines, the financial institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. If a financial institution fails to submit an acceptable compliance plan, or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the regulator is required to issue an order directing the institution to cure the deficiency. Until the deficiency cited in the regulator's order is cured, the regulator may restrict the financial institution's rate of growth, require the financial institution to increase its capital, restrict the rates the institution pays on deposits or require the institution to take any action the regulator deems appropriate under the circumstances. Noncompliance with the standards established by the safety and soundness guidelines may also constitute grounds for other enforcement action by the federal bank regulatory agencies, including cease and desist orders and civil money penalty assessments.

Branching Authority. New branches must be approved by the Federal Reserve and the OBD, which consider a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate power. The Dodd-Frank Act permits insured state banks to engage in interstate branching if the laws of the state where the new banking office is to be established would permit the establishment of the banking office if it were chartered by a bank in such state. Finally, we may also establish banking offices in other states by merging with banks or by purchasing banking offices of other banks in other states, subject to certain restrictions.

Interstate Deposit Restrictions. The Interstate Act, together with the Dodd-Frank Act, relaxed prior branching restrictions under federal law by permitting, subject to regulatory approval, banks to establish branches in states where the laws permit banks chartered in such states to establish branches.

Section 109 of the Interstate Act prohibits a bank from establishing or acquiring a branch or branches outside of its home state primarily for the purpose of deposit production.

Community Reinvestment Act. The CRA directs the federal bank regulatory agencies, in examining insured depository institutions, to assess their record of helping to meet the credit needs of their entire community, including low- and moderate- income neighborhoods, consistent with safe and sound banking practices. The CRA further requires the agencies to take a financial institution's record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, consummating mergers or acquisitions or holding company formations.

The federal banking agencies have adopted regulations which measure a bank's compliance with its CRA obligations on a performance-based evaluation system. This system bases CRA ratings on an institution's actual lending service and investment performance rather than the extent to which the institution conducts needs assessments, documents community outreach or complies with other procedural requirements. The ratings range from a high of "outstanding" to a low of "substantial noncompliance." The Bank had a CRA rating of "satisfactory" as of its most recent CRA assessment.

Anti-Money Laundering and the Office of Foreign Assets Control Regulation. The USA PATRIOT Act is designed to deny terrorists and criminals the ability to obtain access to the U.S. financial system and has significant implications for depository institutions, brokers, dealers and other businesses involved in the transfer of money. The USA PATRIOT Act substantially broadened the scope of United States AML laws and regulations by imposing significant compliance and due diligence obligations, created new crimes and penalties and expanded the extra territorial jurisdiction of the United States. Financial institutions are also prohibited from entering into specified financial transactions and account relationships, must use enhanced due diligence procedures in their dealings with certain types of high-risk customers and must implement a written customer identification program. Financial institutions must take certain steps to assist government agencies in detecting and preventing money laundering and report certain types of suspicious transactions. Regulatory authorities routinely examine financial institutions for compliance with these obligations and have imposed cease and desist orders and civil money penalties against institutions found to be in violation of these obligations.

Likewise, OFAC administers and enforces economic and trade sanctions against targeted foreign countries and regimes under authority of various laws, including designated foreign countries, nationals and others. OFAC publishes lists of specially designated targets and countries. Financial institutions are responsible for, among other things, blocking accounts of and transactions with such targets and countries, prohibiting unlicensed trade and financial transactions with them and reporting blocked transactions after their occurrence.

Failure of a financial institution to maintain and implement adequate AML and OFAC programs, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution, including causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required.

Consumer Financial Services

We are subject to a number of federal and state consumer protection laws that extensively govern our relationship with our customers. These laws include the ECOA, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Service Members Civil Relief Act, the Military Lending Act, and these laws' respective state law counterparts, as well as state usury laws and laws regarding unfair and deceptive acts and practices. These and other federal laws, among other things, require disclosures of the cost of credit and terms of deposit accounts, provide substantive consumer rights, prohibit discrimination in credit transactions, regulate the use of credit report information, provide financial privacy protections, prohibit unfair, deceptive and abusive practices and subject us to substantial regulatory oversight. Violations of applicable consumer protection laws can result in significant potential liability from litigation brought by customers, including actual damages, restitution and attorneys' fees. Federal bank regulators, state attorneys general and state and local consumer protection agencies may also seek to enforce consumer protection requirements and obtain these and other remedies, including regulatory sanctions, customer rescission rights, action by the state and local attorneys general in each jurisdiction in which we operate and civil money penalties. Failure to comply with consumer protection requirements may also result in failure to obtain any required bank regulatory approval for mergers or acquisitions or prohibition from engaging in such transactions even if approval is not required.

Rulemaking authority for most federal consumer protection laws was transferred from the prudential regulators to the CFPB on July 21, 2011. In some cases, regulators such as the Federal Trade Commission and the DOJ also retain certain rulemaking or enforcement authority. The CFPB also has broad authority to prohibit unfair, deceptive and abusive acts and practices, or UDAAP, and to investigate and penalize financial institutions that violate this prohibition. While the statutory language of the Dodd-Frank Act sets forth the standards for acts and practices that violate the prohibition on UDAAP, certain aspects of these standards are untested, and thus it is currently not possible to predict how the CFPB will exercise this authority.

The consumer protection provisions of the Dodd-Frank Act and the examination, supervision and enforcement of those laws and implementing regulations by the CFPB have created a more intense and complex environment for consumer finance regulation. The CFPB has significant authority to implement and enforce federal consumer protection laws and new requirements for financial services products provided for in the Dodd-Frank Act, as well as the authority to identify and prohibit UDAAP. The review of products and practices to prevent such acts and practices is a continuing focus of the CFPB, and of banking regulators more broadly. The ultimate impact of this heightened scrutiny is uncertain but could result in changes to pricing, practices, products and procedures. It could also result in increased costs related to regulatory oversight, supervision and examination, additional remediation efforts and possible penalties. In addition, the Dodd-Frank Act provides the CFPB with broad supervisory, examination and enforcement authority over various consumer financial products and services, including the ability to require reimbursements and other payments to customers for alleged legal violations and to impose significant penalties, as well as injunctive relief that prohibits lenders from engaging in allegedly unlawful practices. The CFPB also has the authority to obtain cease and desist orders providing for affirmative relief or monetary penalties. The Dodd-Frank Act does not prevent states from adopting stricter consumer protection standards. State regulation of financial products and potential enforcement actions could also adversely affect our business, financial condition or results of operations.

The CFPB has examination and enforcement authority over providers with more than $10 billion in assets. Banks and savings institutions with $10 billion or less in assets, like the Bank, will continue to be examined by their applicable bank regulators.

Federal Banking Agency Incentive Compensation Guidance

The federal bank regulatory agencies have issued comprehensive guidance intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of those organizations by encouraging excessive risk-taking. The incentive compensation guidance sets expectations for banking organizations concerning their incentive compensation arrangements and related risk-management, control and governance processes. The incentive compensation guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon three primary principles: (1) balanced risk-taking incentives; (2) compatibility with effective controls and risk management; and (3) strong corporate governance. Any deficiencies in compensation practices that are identified may be incorporated into the organization's supervisory ratings, which can affect its ability to make acquisitions or take other actions. In addition, under the incentive compensation guidance, a banking organization's federal supervisor may initiate enforcement action if the organization's incentive compensation arrangements pose a risk to the safety and soundness of the organization. Further, the Basel III capital rules limit discretionary bonus payments to bank executives if the institution's regulatory capital ratios fail to exceed certain thresholds. Although the federal bank regulatory agencies proposed additional rules in 2016 related to incentive compensation for all banks with more than $1.0 billion in assets, which would include the Company and the Bank, those rules have not been finalized and the scope and content of the U.S. banking regulators' policies on executive compensation are continuing to develop and are likely to continue evolving in the near future.

Financial Privacy

The federal bank regulatory agencies have adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to non-affiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a non-affiliated third party. These regulations affect how consumer information is transmitted through financial services companies and conveyed to outside vendors. In addition, consumers may also prevent disclosure of certain information among affiliated companies that is assembled or used to determine eligibility for a product or service, such as that shown on consumer credit reports and asset and income information from applications. Consumers also have the option to direct banks and other financial institutions not to share information about transactions and experiences with affiliated companies for the purpose of marketing products or services.

Cybersecurity

Banking institutions are required to implement a comprehensive information security program that includes administrative, technical, and physical safeguards to ensure the security and confidentiality of customer records and information. These security and privacy policies and procedures for the protection of confidential and personal information are in effect across our lines of business. Furthermore, the federal banking regulators regularly issue guidance regarding cybersecurity intended to enhance cyber risk management. A financial institution is expected to implement multiple lines of defense against cyber-attacks and ensure that their risk management procedures address the risk posed by potential cyber threats. A financial institution is further expected to maintain procedures to effectively respond to a cyber-attack and resume operations following any such attack. The Bank has adopted and implemented policies and procedures to comply with privacy, information security, and cybersecurity requirements. On November 18, 2021, the federal banking agencies issued a new rule effective in 2022 that requires banks to notify their regulators within 36 hours of a ''computer-security incident'' that rises to the level of a ''notification incident.''

Impact of Monetary Policy

The monetary policy of the Federal Reserve has a significant effect on the operating results of financial or bank holding companies and their subsidiaries. Among the tools available to the Federal Reserve to affect the money supply are open market transactions in U.S. government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These tools are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid on deposits.

Changes in Laws, Regulations or Policies

Other legislative and regulatory initiatives which could affect the Company, the Bank and the banking industry in general may be pending, proposed or introduced before the U.S. Congress, the Oklahoma Legislature and other governmental bodies from time to time. Such proposals, if enacted, may further alter the structure, regulation and competitive relationship among financial institutions, and may subject the Company or the Bank to increased regulation, disclosure and reporting requirements. In addition, the various banking regulatory agencies often adopt new rules and regulations to implement and enforce existing legislation. It cannot be predicted whether, or in what form, any such legislation or regulations may be enacted or the extent to which the business of the Company or the Bank would be affected thereby.

Item 1A.   Risk Factors

We believe the risks described below are the risks that are material to us. Any of the following risks, as well as risks that we do not know or currently deem immaterial, could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Risks Relating to Our Business and Market

Our business is concentrated in, and largely dependent upon, the continued growth and welfare of our markets, and adverse economic conditions in these markets could negatively impact our operations and customers.

Our business is primarily affected by the economies of Oklahoma, Texas and to a smaller degree the State of Kansas. Our success depends to a significant extent upon the business activity, population, income levels, employment trends, deposits and real estate activity in these markets.

As of December 31, 2022, the substantial majority of the loans in our loan portfolio were made to borrowers who live and/or conduct business in our markets and the substantial majority of our secured loans were secured by collateral located in our markets. Accordingly, we are exposed to risks associated with a lack of geographic diversification as any regional or local economic downturn that affects our markets, our existing or prospective borrowers, or property values in our markets may affect us and our profitability more significantly and more adversely than our competitors whose operations are less geographically focused.

In addition, market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which could impact our charge-offs and provision for credit losses. Adverse changes in economic conditions in these markets could reduce our growth in loans and deposits, impair our ability to collect our loans, increase our problem loans and charge-offs and otherwise negatively affect our performance and financial condition.

We have credit exposure to the energy industry.

The energy industry is a significant sector in our Oklahoma market, and to a lesser extent, Kansas and the Dallas/Fort Worth metropolitan area. A downturn or lack of growth in the energy industry and energy-related business, including sustained low oil or gas prices or the failure of oil or gas prices to rise in the future, could adversely affect our business, financial condition and results of operations. As of December 31, 2022, our energy loans, which include loans to exploration and production companies, midstream companies, purchasers of mineral and royalty interests and service providers totaled $182.8 million, or 14.4% of total loans, as compared to $98.5 million, or 9.6% of total loans as of December 31, 2021. In addition to our direct exposure to energy loans, we also have indirect exposure to energy prices, as some of our non-energy customers' businesses are directly affected by volatility with the oil and gas industry and energy prices and otherwise are dependent on energy-related businesses. As of December 31, 2022, we had $43.8 million in unfunded commitments to borrowers in the oil and gas industry.

We have credit exposure to the hospitality industry.

The Company has loan exposure to the hospitality industry, primarily through loans made to construct or finance the operation of hotels. At December 31, 2022, this exposure was approximately $244.3 million, or 19.2%, of the total loan portfolio, along with an additional $15.5 million in unfunded debt, as compared to $198.4 million, or 19.2%, of the total loan portfolio, along with an additional $41.5 million in unfunded debt as of December 31, 2021. The hospitality industry is subject to changes in the travel patterns of business and leisure travelers, both of which are affected by the strength of the economy, as well as other factors. The performance of the hospitality industry has traditionally been closely linked with the performance of the general economy and, specifically, growth in gross domestic product. Changes in travel patterns of both business and leisure travelers, particularly during periods of economic contraction or low levels of economic growth, may create difficulties for the industry over the long-term. Although we have made a large portion of our hospitality loans to long-term, well-established hotel operators in strategic locations, a general downturn in the supply growth of such markets or hotel occupancy or room rates could negatively impact the borrowers' ability to repay. A significant loss in this portfolio could materially and adversely affect the Company's financial condition and results of operations.

We have a concentration in commercial real estate lending that could cause our regulators to restrict our ability to grow.

As a part of their regulatory oversight, the federal regulators have issued guidance on Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices, or the CRE Concentration Guidance, with respect to a financial institution's concentrations in CRE lending activities. The CRE Concentration Guidance identifies certain concentration levels that, if exceeded, will expose the institution to additional supervisory analysis with regard to the institution's CRE concentration risk. The CRE Concentration Guidance is designed to promote appropriate levels of capital and sound loan and risk management practices for institutions with a concentration of CRE loans. In general, the CRE Concentration Guidance establishes the following supervisory criteria as preliminary indications of possible CRE concentration risk: (1) the institution's total construction, land development and other land loans represent 100% or more of total capital; or (2) total CRE loans as defined in this guidance, or Regulatory CRE, represent 300% or more of total capital, and the institution's Regulatory CRE has increased by 50% or more during the prior 36-month period. Pursuant to the CRE Concentration Guidance, loans secured by owner occupied CRE are not included for purposes of the CRE concentration calculation. As of December 31, 2022, our Regulatory CRE represented 304.72% of our total Bank capital and our construction, land development and other land loans represented 101.20% of our total Bank capital, as compared to 302.47% and 129.02% as of December 31, 2021, respectively. During the prior 36-month period, our Regulatory CRE has decreased 39.1%. We are actively working to manage our Regulatory CRE concentration, and we believe that our underwriting policies, management information systems, independent credit administration process, and monitoring of real estate loan concentrations are currently sufficient to address the CRE Concentration Guidance. We utilize enhanced CRE monitoring techniques as expected by banking regulators as our concentrations have approached or exceeded the regulatory guidance. Nevertheless, the Federal Reserve could become concerned about our CRE loan concentrations, and it could limit our ability to grow by restricting its approvals for the establishment or acquisition of branches, or approvals of mergers or other acquisition opportunities, or by requiring us to raise additional capital, reduce our loan concentrations or undertake other remedial actions.

Because a portion of our loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing our real estate loans and result in loan and other losses.

Adverse developments affecting real estate values, particularly in Oklahoma City and the Dallas/Fort Worth metropolitan area, could increase the credit risk associated with our real estate loan portfolio. Real estate values may experience periods of fluctuation, and the market value of real estate can fluctuate significantly in a short period of time. Adverse changes affecting real estate values and the liquidity of real estate in one or more of our markets could increase the credit risk associated with our loan portfolio, and could result in losses that adversely affect credit quality, financial condition and results of operation. Negative changes in the economy affecting real estate values and liquidity in our market areas could significantly impair the value of property pledged as collateral on loans and affect our ability to sell the collateral upon foreclosure without a loss or additional losses. Collateral may have to be sold for less than the outstanding balance of the loan, which could result in losses on such loans. Such declines and losses could have a material adverse impact on our business, results of operations and growth prospects. If real estate values decline, it is also more likely that we would be required to increase our allowance, which could adversely affect our business, financial condition and results of operations.

Many of our loans are to commercial borrowers, which have a higher degree of risk than other types of loans.

As of December 31, 2022, we had approximately $1.26 billion of commercial purpose loans, which include general commercial, energy, agricultural, and CRE loans, representing approximately 98.8% of our gross loan portfolio. Commercial purpose loans are often larger and involve greater risks than other types of lending. Because payments on these loans are often dependent on the successful operation or development of the property or business involved, their repayment is more sensitive than other types of loans to adverse conditions in the real estate market or the general economy.

Accordingly, a downturn in the real estate market or the general economy could heighten our risk related to commercial purpose loans, particularly energy and CRE loans. Unlike residential mortgage loans, which generally are made on the basis of the borrowers' ability to make repayment from their employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial purpose loans typically are made on the basis of the borrowers' ability to make repayment from the cash flow of the commercial venture. If the cash flow from business operations is reduced, the borrowers' ability to repay the loan may be impaired. As a result of the larger average size of each commercial purpose loan as compared with other loans such as residential loans, as well as the collateral which is generally less readily marketable, losses incurred on a small number of commercial purpose loans could have a material adverse impact on our financial condition and results of operations.

Our largest loan relationships make up a material percentage of our total loan portfolio.

As of December 31, 2022, our 20 largest borrowing relationships ranged from approximately $15.4 million to $35.8 million (including unfunded commitments) and totaled approximately $451.1 million in total commitments (representing, in the aggregate, 35.4% of our total outstanding commitments as of December 31, 2022). Each of the loans associated with these relationships has been underwritten in accordance with our underwriting policies and limits. Along with other risks inherent in these loans, such as the deterioration of the underlying businesses or property securing these loans, this concentration of borrowers presents a risk that, if one or more of these relationships were to become delinquent or suffer default, we could be exposed to material losses. The allowance for loan losses may not be adequate to cover losses associated with any of these relationships, and any loss or increase in the allowance would negatively affect our earnings and capital. Even if these loans are adequately collateralized, an increase in classified assets could harm our reputation with our regulators and inhibit our ability to execute our business plan.

Our largest deposit relationships currently make up a material percentage of our deposits and the withdrawal of deposits by our largest depositors could force us to fund our business through more expensive and less stable sources.

At December 31, 2022, our 20 largest deposit relationships accounted for 29.8% of our total deposits. Withdrawals of deposits by any one of our largest depositors or by one of our related customer groups could force us to rely more heavily on borrowings and other sources of funding for our business and withdrawal demands, adversely affecting our net interest margin and results of operations. We may also be forced, as a result of withdrawals of deposits, to rely more heavily on other, potentially more expensive and less stable funding sources. Additionally, such circumstances could require us to raise deposit rates in an attempt to attract new deposits, which would adversely affect our results of operations. Under applicable regulations, if the Bank were no longer "well capitalized," the Bank would not be able to accept brokered deposits without the approval of the FDIC.

A substantial portion of our loan portfolio consists of loans maturing within one year, and there is no guarantee that these loans will be replaced upon maturity or renewed on the same terms or at all.

As of December 31, 2022, approximately 37.6% of our gross loans were maturing within one year, compared to approximately 38.4% of our gross loans that were maturing within one year as of December 31, 2021. As a result, we will either need to renew or replace these loans during the course of the year. There is no guarantee that these loans will be originated or renewed by borrowers on the same terms or at all, as demand for such loans may decrease. Furthermore, there is no guarantee that borrowers will qualify for new loans or that existing loans will be renewed by us on the same terms or at all, as collateral values may be insufficient or the borrowers' cash flow may be materially less than when the loan was initially originated. This could result in a significant decline in the size of our loan portfolio.

Our allowance for loan losses may not be adequate to cover our actual loan losses, which could adversely affect our earnings.

We maintain an allowance for loan losses in an amount that we believe is appropriate to provide for losses inherent in the portfolio. While we strive to carefully monitor credit quality and to identify loans that may become nonperforming, at any time there are loans included in the portfolio that will result in losses but that have not been identified as nonperforming or potential problem loans. We cannot be sure that we will be able to identify deteriorating loans before they become nonperforming assets or that we will be able to limit losses on those loans that are identified. As a result, future additions to the allowance may be necessary. Additionally, future additions may be required based on changes in the loans comprising the portfolio and changes in the financial condition of borrowers, such as may result from changes in economic conditions or as a result of incorrect assumptions by management in determining the allowance. Federal banking regulators, as an integral part of their supervisory function, periodically review our allowance for loan losses. These regulatory agencies may require us to increase our provision for loan losses or to recognize further loan charge-offs based upon their judgments, which may be different from ours. Any increase in the allowance for loan losses could have a negative effect on our financial condition and results of operations. Commercial and commercial real estate loans comprise a significant portion of our total loan portfolio. These types of loans typically are larger than residential real estate loans and other consumer loans. Because our loan portfolio contains a significant number of commercial and commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans may cause a significant increase in nonperforming assets. An increase in nonperforming loans could result in a loss of earnings from these loans, an increase in the allowance for loan losses, or an increase in loan charge-offs, which could have an adverse impact on our results of operations and financial condition.

Our profitability depends on interest rates generally, and we may be adversely affected by changes in market interest rates.

Our profitability depends in substantial part on our net interest income. Net interest income is the difference between the amounts received by us on our interest-earning assets and the interest paid by us on our interest-bearing liabilities. Our net interest income depends on many factors that are partly or completely outside of our control, including competition, federal economic, monetary and fiscal policies and economic conditions generally. Our net interest income will be adversely affected if market interest rates change so that the interest we pay on deposits and borrowings increases faster than the interest we earn on loans and investments.

Changes in interest rates could affect our ability to originate loans and deposits. Historically, there has been an inverse correlation between the demand for loans and interest rates. Loan origination volume usually declines during periods of rising or high interest rates and increases during periods of declining or low interest rates. Changes in interest rates also have a significant impact on the carrying value of certain of our assets, including loans and other assets, on our balance sheet.

Interest rate increases often result in larger payment requirements for our borrowers, which increase the potential for default. At the same time, the marketability of any underlying property that serves as collateral for such loans may be adversely affected by any reduced demand resulting from higher interest rates. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of income recognized, which could have a material adverse effect on our results of operations and cash flows. Further, when we place a loan on nonaccrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. Subsequently, we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonaccrual loans would have an adverse impact on net interest income.

Rising interest rates in prior periods have increased interest expense, which in turn has adversely affected net interest income, and may do so in the future if the Federal Reserve raises rates as anticipated. In a rising interest rate environment, competition for cost-effective deposits increases, making it more costly to fund loan growth. In addition, a rising rate environment could cause mortgage and mortgage warehouse lending volumes to substantially decline. Any rapid and unexpected volatility in interest rates creates uncertainty and potential for unexpected material adverse effects. The Company actively monitors and manages the balances of maturing and repricing assets and liabilities to reduce the adverse impact of changes in interest rates, but there can be no assurances that the Company can avoid all material adverse effects that such interest rate changes may have on the Company's net interest margin and overall financial condition.

The ratio of variable- to fixed-rate loans in our loan portfolio, the ratio of short-term (maturing at a given time within 12 months) to long-term loans, and the ratio of our demand, money market and savings deposits to certificates of deposit (and their time periods), are the primary factors affecting the sensitivity of our net interest income to changes in market interest rates. The composition of our rate-sensitive assets or liabilities is subject to change and could result in a more unbalanced position that would cause market rate changes to have a greater impact on our earnings. Fluctuations in market rates and other market disruptions are neither predictable nor controllable and may adversely affect our financial condition and earnings.

We rely on short-term funding, which can be adversely affected by local and general economic conditions.

As of December 31, 2022, approximately $1.25 billion, or 87.2%, of our deposits consisted of demand, savings, money market and negotiable order of withdrawal, or NOW, accounts. Approximately $183.5 million of the remaining balance of deposits consists of certificates of deposit, of which approximately $157.1 million, or 85.6% of remaining deposits, was due to mature within one year. Based on our experience, we believe that our savings, money market and non-interest-bearing accounts are relatively stable sources of funds. Historically, a majority of non-brokered certificates of deposit are renewed upon maturity as long as we pay competitive interest rates. Many of these customers are, however, interest-rate conscious and may be willing to move funds into higher-yielding investment alternatives. Our ability to attract and maintain deposits, as well as our cost of funds, has been, and will continue to be significantly affected by general economic conditions. In addition, as market interest rates rise, we will have competitive pressure to increase the rates we pay on deposits. If we increase interest rates paid to retain deposits, our earnings may be adversely affected.

Liquidity risk could impair our ability to fund operations and meet our obligations as they become due and could jeopardize our financial condition.

Liquidity is essential to our business. Liquidity risk is the potential that we will be unable to meet our obligations as they come due because of an inability to liquidate assets or obtain adequate funding. The Bank's primary funding source is customer deposits. In addition, the Bank has historically had access to advances from the Federal Home Loan Bank of Topeka, or the FHLB, the Federal Reserve Bank of Kansas City, or the FRB, discount window and other wholesale sources, such as internet-sourced deposits to fund operations. We participate in the Certificate of Deposit Account Registry Service, or CDARS, where customer funds are placed into multiple certificates of deposit, each in an amount under the standard FDIC insurance maximum of $250,000, and placed at a network of banks across the United States. Although the Bank has historically been able to replace maturing deposits and advances as necessary, it might not be able to replace such funds in the future. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on liquidity.

Our access to funding sources in amounts adequate to finance our activities or on acceptable terms could be impaired by factors that affect our organization specifically or the financial services industry or economy in general. Factors that could detrimentally impact access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated or adverse regulatory actions against us. The Bank's ability to borrow or attract and retain deposits in the future could be adversely affected by the Bank's financial condition or regulatory restrictions, or impaired by factors that are not specific to it, such as FDIC insurance changes, disruption in the financial markets or negative views and expectations about the prospects for the banking industry. Borrowing capacity from the FHLB or FRB may fluctuate based upon the condition of the Bank or the acceptability and risk rating of loan collateral and counterparties could adjust discount rates applied to such collateral at the lender's discretion.

The FRB or FHLB could restrict or limit the Bank's access to secured borrowings. Correspondent banks can withdraw unsecured lines of credit or require collateralization for the purchase of fed funds. Liquidity also may be affected by the Bank's routine commitments to extend credit. Market conditions or other events could also negatively affect the level or cost of funding, affecting our ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations and fund asset growth and new business transactions at a reasonable cost, in a timely manner and without adverse consequences.

Any substantial, unexpected or prolonged change in the level or cost of liquidity could have a material adverse effect on our financial condition and results of operations, and could impair our ability to fund operations and meet our obligations as they become due and could jeopardize our financial condition.

We are exposed to cybersecurity risks associated with our internet-based systems and online commerce security, including "hacking" and "identify theft."

We conduct a portion of our business over the internet. We rely heavily upon data processing, including loan servicing and deposit processing, software, communications and information systems from a number of third parties to conduct our business. As a bank, we are more likely to be targeted by cyber-attacks in an effort to unlawfully access customer funds or customer personally identifiable information.

Third-party or internal systems and networks may fail to operate properly or become disabled due to deliberate attacks or unintentional events. Our operations are vulnerable to disruptions from human error, natural disasters, power loss, computer viruses, spam attacks, denial of service attacks, unauthorized access and other unforeseen events. Undiscovered data corruption could render our customer information inaccurate. These events may obstruct our ability to provide services and process transactions. While we believe we are in compliance with all applicable privacy and data security laws, an incident could put our customer confidential information at risk.

Although we have not experienced a cyber-incident which has been successful in compromising our data or systems, we can never be certain that all of our systems are entirely free from vulnerability to breaches of security or other technological difficulties or failures. We monitor and modify, as necessary, our protective measures in response to the perpetual evolution of known cyber-threats.

A breach in the security of any of our information systems, or other cyber-incident, could have an adverse impact on, among other things, our revenue, ability to attract and maintain customers and our reputation. In addition, as a result of any breach, we could incur higher costs to conduct our business, to increase protection, or related to remediation. Furthermore, our customers could incorrectly blame us and terminate their account with us for a cyber-incident which occurred on their own system or with that of an unrelated third party. In addition, a security breach could also subject us to additional regulatory scrutiny and expose us to civil litigation and possible financial liability.

Our operations could be interrupted if our third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.

We depend to a significant extent on a number of relationships with third-party service providers. Specifically, we receive core systems processing, essential web hosting and other internet systems, loan and deposit processing and other processing services from third-party service providers. If these third-party service providers experience financial, operational or technological difficulties or terminate their services and we are unable to replace them with other service providers, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition and results of operations could be materially adversely affected. Even if we are able to replace our service providers, it may be at a higher cost to us, which could adversely affect our business, financial condition and results of operations.

We may be exposed to risk of environmental liabilities with respect to properties to which we take title.

In the course of our business, we may foreclose and take title to real estate, and we could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or we may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

Inflationary pressures and rising prices may affect our results of operations and financial condition.

Inflation reached a near 40-year high in late 2021, and high levels of inflation persisted during 2022 and may continue in 2023. The U.S. Bureau of Labor Statistics reported that the 12-month percent change in the Consumer Price Index for All Urban Consumers (not seasonally adjusted) for all items was 6.5% for December 2021 to December 2022, 7.0% for December 2020 to December 2021, 1.4% for December 2019 to December 2020, and 2.3% for December 2018 to December 2019. Inflationary pressures are currently expected to remain elevated throughout 2023.

Small to medium-sized businesses may be impacted more during periods of high inflation as they are not able to leverage economics of scale to mitigate cost pressures compared to larger businesses. Consequently, the ability of our business customers to repay their loans may deteriorate, and in some cases this deterioration may occur quickly, which would adversely impact our results of operations and financial condition. When the rate of inflation accelerates, there is an erosion of consumer and customer purchasing power. Accordingly, this could impact our business by reducing our tolerance for extending credit, and our customer's desire to obtain credit, or causing us to incur additional provisions for loan losses resulting from a possible increased default rate. Inflation may lead to lower loan re-financings. Furthermore, a prolonged period of inflation could cause wages and other costs to further increase which could adversely affect our results of operations and financial condition.

Sustained higher interest rates by the Federal Reserve may be needed to tame persistent inflationary price pressures, which could push down asset prices and weaken economic activity. A deterioration in economic conditions in the United States and our markets could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for our products and services, all of which, in turn, would adversely affect our business, financial condition and results of operations.

A natural disaster affecting our market areas could adversely affect the Company's financial condition and results of operations.

Our business is concentrated in Oklahoma, the Dallas/Ft. Worth and to a lesser extent Kansas. Almost all of our credit exposure is in that area. This geographic region has been subject to tornadoes and severe hail storms with occasional flooding. Natural disasters could harm our operations directly through interference with communications, which would prevent us from gathering deposits, originating loans, and processing and controlling our flow of business, as well as through the destruction of facilities and our operational, financial and management information systems. A natural disaster or recurring power outages may also impair the value of our loan portfolio, as uninsured or underinsured losses, including losses from business disruption, may reduce our borrowers' ability to repay their loans. Disasters may also reduce the value of the real estate securing our loans, impairing our ability to recover on defaulted loans through foreclosure and making it more likely that we would suffer losses on defaulted loans. The occurrence of natural disasters in our market areas could have a material adverse effect on our business, prospects, financial condition, and results of operations.

Risks Relating to Our Regulatory Environment

We are subject to extensive regulation, which increases the cost and expense of compliance and could limit or restrict our activities, which in turn may adversely impact our earnings and ability to grow.

We operate in a highly regulated environment and are subject to regulation, supervision and examination by a number of governmental regulatory agencies, including the Federal Reserve, the OBD, and the FDIC. Regulations adopted by these agencies, which are generally intended to provide protection for depositors, customers and the DIF, rather than for the benefit of shareholders, govern a comprehensive range of matters relating to ownership and control of our shares, our acquisition of other companies and businesses, permissible activities for us to engage in, maintenance of adequate capital levels, dividend payments and other aspects of our operations. These bank regulators possess broad authority to prevent or remedy unsafe or unsound practices or violations of law. Following examinations, we may be required, among other things, to change our asset valuations or the amounts of required loan loss allowances or to restrict our operations, as well as increase our capital levels, which could adversely affect our results of operations. The laws and regulations applicable to the banking industry could change at any time and we cannot predict the effects of these changes on our business, profitability or growth strategy. Increased regulation could increase our cost of compliance and adversely affect profitability. Moreover, certain of these regulations contain significant punitive sanctions for violations, including monetary penalties and limitations on a bank's ability to implement components of its business plan, such as expansion through mergers and acquisitions or the opening of new branch offices. In addition, changes in regulatory requirements may add costs associated with compliance efforts. Furthermore, government policy and regulation, particularly as implemented through the Federal Reserve, significantly affect credit conditions. Negative developments in the financial industry and the impact of new legislation and regulation in response to those developments could negatively impact our business operations and adversely impact our financial performance.

Monetary policy and other economic factors could affect our profitability adversely.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks' reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.

We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and we could be negatively impacted by these laws. For example, our business is subject to the Gramm-Leach-Bliley Act which, among other things: (i) imposes certain limitations on our ability to share non-public personal information about our customers with non-affiliated third parties; (ii) requires that we provide certain disclosures to customers about our information collection, sharing and security practices and afford customers the right to "opt out" of any information sharing by us with non-affiliated third parties (with certain exceptions) and (iii) requires we develop, implement and maintain a written comprehensive information security program containing safeguards appropriate based on our size and complexity, the nature and scope of our activities and the sensitivity of customer information we process, as well as plans for responding to data security breaches. Various state and federal banking regulators and states have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Moreover, legislators and regulators in the United States are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of consumer or employee information, and some of our current or planned business activities. On November 18, 2021, the federal banking agencies issued a new rule effective in 2022 that requires banks to notify their regulators within 36 hours of a "computer-security incident" that rises to the level of a "notification incident." This could also increase our costs of compliance and business operations and could reduce income from certain business initiatives. This includes increased privacy-related enforcement activity at the federal level by the Federal Trade Commission, as well as at the state level.

We rely on third parties, and in some cases subcontractors, to provide information technology and data services. Although we provide for appropriate protections through our contracts and perform information security risk assessments of its third-party service providers and business associates, we still have limited control over their actions and practices. In addition, despite the security measures that we have in place to ensure compliance with applicable laws and rules, our facilities and systems, and those of our third-party providers may be vulnerable to security breaches, acts of vandalism or theft, computer viruses, misplaced or lost data, programming and/or human errors or other similar events. In such cases, notification to affected individuals, state and federal regulators, state attorneys general and media may be required, depending upon the number of affected individuals and whether personal information including financial data was subject to unauthorized access.

Compliance with current or future privacy, data protection and information security laws (including those regarding security breach notification) affecting customer or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could have a material adverse effect on our business, financial conditions or results of operations. Our failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions and damage to our reputation, which could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to Our Common Stock

Shares of certain shareholders may be sold into the public market. This could cause the market price of our common stock to drop significantly.

Our principal shareholders (collectively, the "Haines Family Trusts") have the benefit of certain registration rights covering all of their shares of our common stock pursuant to the registration rights agreement that we entered into with the Haines Family Trusts in connection with our initial public offering. Sales of a substantial number of these shares in the public market, or the perception that these sales could occur, could cause the market price of our common stock to decline or to be lower than it might otherwise be. In addition, as of December 31, 2022 approximately 57.3% of our outstanding common stock is beneficially owned by our principal shareholders, executive officers and directors. The substantial amount of common stock that is owned by and issuable to our principal shareholders, executive officers and directors may adversely affect our share price, our share price volatility and the development and persistence of an active and liquid trading market. The sale of these shares could impair our ability to raise capital through the sale of additional equity securities.

We are controlled by trusts established for the benefit of members of the Haines family, whose interests may not coincide with our other shareholders.

As of December 31, 2022, the Haines Family Trusts control approximately 50.8% of our common stock. So long as the Haines Family Trusts continue to control more than 50% of our outstanding shares of common stock, they will have the ability, if they vote in the same manner, to determine the outcome of all matters requiring shareholder approval, including the election of directors, the approval of mergers, material acquisitions and dispositions and other extraordinary transactions, and amendments to our certificate of incorporation, bylaws and other corporate governance documents. In addition, this concentration of ownership may delay or prevent a change in control of our Company and make some transactions more difficult or impossible without the support of the Haines Family Trusts. The Haines Family Trusts also have certain rights, such as registration rights, that our other shareholders do not have.

In any of these matters, the interests of the Haines Family Trusts may differ from or conflict with our interests as a company or the interests of other shareholders. Accordingly, the Haines Family Trusts could influence us to enter into transactions or agreements that other shareholders would not approve or make decisions with which other shareholders may disagree.

We are a "controlled company" within the meaning of the rules of NASDAQ, and qualify for exemptions from certain corporate governance requirements. As a result, our shareholders do not have the same protections afforded to shareholders of companies that are subject to such requirements.

We are a "controlled company" under NASDAQ's corporate governance listing standards, meaning that more than 50% of the voting power for the election of our board of directors will be held by a single person, entity or group. As a controlled company, we are exempt from the obligation to comply with certain corporate governance requirements, including the requirements:

- that a majority of our board of directors consists of "independent directors," as defined under NASDAQ rules;

- that director nominations are selected, or recommended for the board of directors' selection, by either (i) the independent directors constituting a majority of the board of directors' independent directors in a vote in which only independent directors participate, or (ii) a nominating and corporate governance committee that is composed entirely of independent directors; and

- that we have a compensation committee that is composed entirely of independent directors.

Even though we are a "controlled company," we currently intend to comply with each of these requirements. However, we may avail ourselves of certain of these other exemptions for as long as we remain a "controlled company." Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of NASDAQ's corporate governance requirements, which could make our stock less attractive to investors or otherwise harm our stock price.

We are a bank holding company and our only source of cash, other than further issuances of securities, is distributions from the Bank.

We are a bank holding company with no material activities other than activities incidental to holding the common stock of the Bank. Our principal source of funds to pay distributions on our common stock and service any of our obligations, other than further issuances of securities, would be dividends received from the Bank. Furthermore, the Bank is not obligated to pay dividends to us, and any dividends paid to us would depend on the earnings or financial condition of the Bank and various business considerations. As is the case with all financial institutions, the profitability of the Bank is subject to the fluctuating cost and availability of money, changes in interest rates and in economic conditions in general. In addition, various federal and state statutes limit the amount of dividends that the Bank may pay to the Company without regulatory approval.

Item 1B.   Unresolved Staff Comments

Not applicable.

Item 2.   Properties

The Company's corporate offices are located at 1039 N.W. 63rd Street, Oklahoma City, Oklahoma 73116. The Company's corporate office space is owned by the Bank's wholly-owned subsidiary, 1039 NW 63rd, LLC, and consists of approximately 6,600 square feet, an annex of approximately 4,400 square feet, and a 10,000 square foot operations building. The Bank operates from our corporate office, eight full-service branch offices located in Oklahoma, two full-service branch offices located in southwest Kansas and two full-service branch offices located in the Dallas/Fort Worth metropolitan area. Of these twelve locations, four are leased and eight are owned by the Bank.

Item 3.   Legal Proceedings

From time to time, the Company or the Bank is a party to claims and legal proceedings arising in the ordinary course of business. Management does not believe any present litigation or the resolution thereof will have a material adverse effect on the business, consolidated financial condition or results of operations of the Company.

Item 4.   Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's shares of common stock are traded on The NASDAQ Global Select Market under the symbol "BSVN". The approximate number of holders of record of the Company's common stock as of March 24, 2023 was 4.

The Company paid quarterly dividends of $0.12 per share with respect to each of the first three quarters of 2022, increasing to $0.16 per share in the fourth quarter. The Company currently expects to continue quarterly dividends of $0.16 per share in the future. Any future determination to pay dividends and the amount of such dividends on the Company's common stock will be made by its Board of Directors and will depend on a number of factors, including

- historical and projected financial condition, liquidity and results of operations;

- the Company's capital levels and requirements;

- statutory and regulatory prohibitions and other limitations;

- any contractual restriction on the Company's ability to pay cash dividends, including pursuant to the terms of any of its credit agreements or other borrowing arrangements;

- business strategy;

- tax considerations;

- any acquisitions or potential acquisitions;

- general economic conditions; and

- other factors deemed relevant by the Board of Directors.

Set forth below is information as of December 31, 2022 regarding equity compensation plans. The plan that has been approved by the shareholders is the 2018 Equity Incentive Plan.

Plan	Number of securities to be issued upon exercise of outstanding options and rights	Weighted average exercise price	Number of securities remaining available for issuance under plan
Equity compensation plans approved by shareholders	364,141	$17.52	700,087

COMPANY PERFORMANCE

Presented below is a line graph which compares the percentage in the cumulative total return on the Company's Common Stock to the cumulative total return of the NASDAQ Stock Market (U.S. Companies) Index and the NASDAQ Bank Stock Index. The period presented is from September 24, 2018 through December 31, 2022. The graph assumes an investment on September 24, 2018 of $100 in the Company's Common Stock and in each index, and that any dividends were reinvested. The values presented for each year during the period represent the cumulative market values of the respective investment. The performance graph represents past performance and should not be considered to be an indication of future performance.



Item 6. [Reserved]

CAUTIONARY NOTE ABOUT FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as "may," "might," "should," "could," "predict," "potential," "believe," "expect," "continue," "will," "anticipate," "seek," "estimate," "intend," "plan," "strive," "projection," "goal," "target," "outlook," "aim," "would," "annualized" and "outlook," or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:

- our ability to effectively execute our expansion strategy and manage our growth, including identifying and consummating suitable acquisitions;

- business and economic conditions, particularly those affecting our market areas of Oklahoma, the Dallas/Fort Worth metropolitan area and Kansas, including a decrease in or the volatility of oil and gas prices or agricultural commodity prices within the region;

- the geographic concentration of our markets in Oklahoma, the Dallas/Fort Worth metropolitan area and Kansas;

- successful integration of Watonga Bancshares, Inc.

- high concentrations of loans secured by real estate and energy located in our market areas;

- risks associated with our commercial loan portfolio, including the risk for deterioration in value of the general business assets that secure such loans;

- risks related to the significant amount of credit that we have extended to a limited number of borrowers;

- our ability to maintain our reputation;

- our ability to successfully manage our credit risk and the sufficiency of our allowance;

- reinvestment risks associated with a significant portion of our loan portfolio maturing in one year or less;

- our ability to attract, hire and retain qualified management personnel;

- our dependence on our management team, including our ability to retain executive officers and key employees and their customer and community relationships;

- interest rate fluctuations, which could have an adverse effect on our profitability;

- competition from banks, credit unions and other financial services providers;

- system failures, service denials, cyber-attacks and security breaches;

- our ability to maintain effective internal control over financial reporting;

- employee error, fraudulent activity by employees or customers and inaccurate or incomplete information about our customers and counterparties;

- increased capital requirements imposed by banking regulators, which may require us to raise capital at a time when capital is not available on favorable terms or at all;

- costs and effects of litigation, investigations or similar matters to which we may be subject, including any effect on our reputation;

- severe weather, acts of god, acts of war, pandemics or terrorism;

- compliance with governmental and regulatory requirements, including the Dodd-Frank and Wall Street Consumer Protection Act, or Dodd-Frank Act, and other regulations relating to banking, consumer protection, securities and tax matters;

- changes in the laws, rules, regulations, interpretations or policies relating to financial institutions, accounting, tax, trade, monetary and fiscal matters, including the policies of the Federal Reserve and as a result of initiatives of the Trump administration; and

- other factors that are discussed in the section entitled "Risk Factors," beginning on page 11.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this report. Because of these risks and other uncertainties, our actual future results, performance or achievements, or industry results, may be materially different from the results indicated by the forward-looking statements in this report. In addition, our past results of operations are not necessarily indicative of our future results. Accordingly, no forward-looking statements should be relied upon, which represent our beliefs, assumptions and estimates only as of the dates on which such forward-looking statements were made. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report.

Unless the context indicates otherwise, references in this management's discussion and analysis to "we", "our", and "us," refer to Bank7 Corp. and its consolidated subsidiaries. All references to "the Bank" refer to Bank7, our wholly owned subsidiary.

General

We are Bank7 Corp., a bank holding company headquartered in Oklahoma City, Oklahoma. Through our wholly-owned subsidiary, Bank7, we operate twelve full-service branches in Oklahoma, the Dallas/Fort Worth, Texas metropolitan area and Kansas. We are focused on serving business owners and entrepreneurs by delivering fast, consistent and well-designed loan and deposit products to meet their financing needs. We intend to grow organically by selectively opening additional branches in our target markets and we will also pursue strategic acquisitions.

As a bank holding company, we generate most of our revenue from interest income on loans and from short-term investments. The primary source of funding for our loans and short-term investments are deposits held by our subsidiary, Bank7. We measure our performance by our return on average assets, return on average equity, earnings per share, capital ratios, and our efficiency ratio, which is calculated by dividing noninterest expense by the sum of net interest income on a tax equivalent basis and noninterest income.

As of December 31, 2022, we had total assets of $1.58 billion, total loans of $1.26 billion, total deposits of $1.43 billion and total shareholders' equity of $144.1 million.

The U.S. economy experienced widespread volatility throughout 2020 and 2021 as a result of the COVID-19 pandemic and government responses to the pandemic. Economic condition declined rapidly and significantly following the initial widespread U.S. outbreak in March and April of 2020. Federal stimulus was quickly passed in the form of the CARES Act and the economy rebounded significantly in the second half of 2020. In an emergency measure aimed at dampening the economic impact of COVID-19, the Federal Reserve lowered the target for the federal funds rate to a range of between zero to 0.25% effective on March 16, 2020 where it remained through the end of 2020. This action by the Federal Reserve followed a prior reduction of the targeted federal funds rates to a range of 1.0% to 1.25% effective March 4, 2020. As the pandemic eased through 2021 and inflation increased, the Federal Reserve aggressively raised the federal funds target rate to 4.25-4.50% by the end of 2022. These actions positively impacted growth in net interest income in 2022 but the higher rates could negatively impact loan customers in a slowing economy.

2022 Highlights

For the year ended December 31, 2022, we reported pre-tax net income of $39.3 million, an increase of $8.3 million, or 27.0% compared to pre-tax net income of $30.9 million for the year ended December 31, 2021. The increase was primarily related to an increase in interest earning assets. For the year ended December 31, 2022, average loans totaled $1.14 billion, an increase of $237.6 million or 26.2%, from December 31, 2021.

Pre-tax return on average assets and return on average equity was 2.68% and 29.32%, respectively for the year ended December 31, 2022, as compared to 2.96% and 26.41%, respectively, for the same period in 2021. Tax-adjusted return on average assets and return on average equity was 2.02% and 23.92%, respectively for the year ended December 31, 2022, as compared to 2.21% and 20.13%, respectively, for the same period in 2021. Our efficiency ratio for the year ended December 31, 2022 was 39.29% as compared to 36.76% for the year ended December 31, 2021.

As of December 31, 2022, total loans were $1.27 billion, an increase of $242.1 million, or 23.5%, from December 31, 2021. Total deposits were $1.43 billion as of December 31, 2022, an increase of $211.8 million, or 17.4%, from December 31, 2021.

Results of Operations

Years Ended December 31, 2022, December 31, 2021, and December 31, 2020

Net Interest Income and Net Interest Margin

The following table presents, for the periods indicated, information about: (i) weighted average balances, the total dollar amount of interest income from interest-earning assets, and the resultant average yields; (ii) average balances, the total dollar amount of interest expense on interest-bearing liabilities, and the resultant average rates; (iii) net interest income; and (iv) the net interest margin.

	Net Interest Margin								
	For the Year Ended December 31,								
	2022			2021			2020		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
	(Dollars in thousands)								
Interest-Earning Assets:									
Short-term investments...	$ 129,624	$ 1,673	1.29%	$ 126,136	$ 178	0.25%	$116,295	$ 828	0.71%
Debt securities, taxable...	145,915	2,313	1.59	4,663	312	3.84	1,123	36	3.21
Debt securities, tax exempt[1]	21,635	360	1.66	1,852	31	1.62	—	—	—
Loans held for sale	586	—	—	318	—	—	244	—	—
Total loans[2]	1,143,380	74,403	6.51	905,804	55,768	6.16	823,228	52,450	6.37
Total interest-earning assets	1,441,140	78,749	5.46	1,038,773	56,289	5.42	940,890	53,314	5.67
Noninterest-earning assets	23,532			7,361			8,067		
Total assets	$1,464,672			$1,046,134			$948,957		
Funding sources:									
Interest-bearing liabilities:									
Deposits:									
Transaction accounts	$ 724,617	7,842	1.08%	$ 430,268	1,396	0.32%	$377,519	2,729	0.72%
Time deposits	165,735	1,480	0.89	205,437	1,657	0.81	207,442	3,424	1.65
Total interest-bearing deposits	890,352	9,322	1.05	635,705	3,053	0.48	584,961	6,153	1.05
Total interest-bearing liabilities	890,352	9,322	1.05	635,705	3,053	0.48	584,961	6,153	1.05
Noninterest-bearing liabilities:									
Noninterest-bearing deposits	432,901			288,446			256,431		
Other noninterest-bearing liabilities	7,520			4,930			5,206		
Total noninterest-bearing liabilities	440,421			293,376			261,637		
Shareholders' equity	133,899			117,053			102,359		
Total liabilities and shareholders' equity	$1,464,672			$1,046,134			$948,957		
Net interest income		$69,427			$53,236			$47,161	
Net interest spread			4.42%			4.94%			4.61%
Net interest margin			4.82%			5.12%			5.01%

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(1) Taxable-equivalent yield of 2.20% as of December 31, 2022, applying a 24.5% effective tax rate

(2) Average loan balances include monthly average nonaccrual loans of $8.8 million, $12.6 million and $11.3 million for the years ended December 31, 2022, 2021 and 2020, respectively.

We continued to experience strong asset growth for the year ended December 31, 2022 compared to the year ended December 31, 2021:

- Total interest income on loans increased $18.6 million, or 33.4%, to $74.4 million, which was attributable to a $237.6 million increase in the average balance of loans to $1.14 billion during the year ended 2022 as compared with the average balance of $905.8 million for the year ended 2021;

- Yields on our interest-earning assets totaled 5.46%, an increase of 4 basis points which was attributable to higher loan rates of 35 basis points, an increase in yield on short term investments of 104 basis points, and a decrease in yield on taxable debt securities of 225 basis points; and

- Net interest margin for the years ended 2022 and 2021 was 4.82% and 5.12%, respectively.

For the year ended December 31, 2021 compared to the year ended December 31, 2020:

- Total interest income on loans increased $3.3 million, or 6.3%, to $55.8 million, which was attributable to a $82.6 million increase in the average balance of loans to $905.8 million during the year ended 2021 as compared with the average balance of $823.2 million for the year ended 2020;

- Loan fees totaled $7.8 million, an increase of $2.8 million or 54.7%. $949,000 of the increase was due to PPP fee income recognized;

- Yields on our interest-earning assets totaled 5.42%, a decrease of 25 basis points which was attributable to lower loan rates and a decrease in yield on short term investments of 46 basis points, both were primarily impacted by the aforementioned changes in market interest rates related to the pandemic; and

- Net interest margin for the years ended 2021 and 2020 was 5.12% and 5.01%, respectively.

The FED influences the general market rates of interest, including the deposit and loan rates offered by many financial institutions. Our loan portfolio is significantly affected by changes in the prime interest rate. For the three year period between January 1, 2020 and December 31, 2022, the prime rate fluctuated between a high of 7.50%, and a low of 3.25%.

Interest income on short-term investments increased $1.5 million, or 839.9%, to $1.7 million for year ended December 31, 2022 compared to 2021, due to an increase in the average balances of $3.5 million, or 2.8% and a yield increase of 104 basis points. Interest income on short-term investments decreased $515,000, or 62.2%, to $313,000 for year ended December 31, 2021 compared to 2020, due to yield decrease of 46 basis points.

Interest expense on interest-bearing deposits totaled $9.3 million for the year ended December 31, 2022, compared to $3.1 million for 2021, an increase of $6.2 million, or 205.3%. The increase was related to the cost of interest-bearing deposits increasing to 1.05% for the year ended December 31, 2022 from 0.48% for the year ended December 31, 2021. Interest expense on interest-bearing deposits totaled $3.1 million for the year ended December 31, 2021, compared to $6.2 million for 2020, a decrease of $3.1 million, or 50.4%. The decrease was related to the cost of interest-bearing deposits decreasing to 0.48% for the year ended December 31, 2021 from 1.05% for the year ended December 31, 2020, which was related to the aforementioned changes in market interest rates related to the pandemic.

Net interest margin for the years ended December 31, 2022, 2021 and 2020 was 4.82%, 5.12% and 5.01%, respectively.

The following table sets forth the effects of changing rates and volumes on our net interest income during the period shown. Information is provided with respect to (i) effects on interest income attributable to changes in volume (change in volume multiplied by prior rate) and (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume).

	Analysis of Changes in Interest Income and Expenses					
	For the Year Ended December 31, 2022 vs 2021			For the Year Ended December 31, 2021 vs 2020		
	Change due to:			Change due to:		
	Volume[1]	Rate[1]	Interest Variance	Volume[1]	Rate[1]	Interest Variance
	(Dollars in thousands)			(Dollars in thousands)		
Increase (decrease) in interest income:						
Short-term investments	$ 10	$ 1,485	$ 1,495	$ 70	$ (585)	$ (515)
Debt securities	7,633	(5,303)	2,330	354	(211)	143
Total loans	14,635	4,000	18,635	5,260	(1,943)	3,317
Total increase (decrease) in interest income	22,278	182	22,460	5,684	(2,739)	2,945
Increase (decrease) in interest expense:						
Deposits:						
Transaction accounts	942	5,504	6,446	380	(1,713)	(1,333)
Time deposits	(322)	145	(177)	(33)	(1,734)	(1,767)
Total interest-bearing deposits	620	5,649	6,269	347	(3,447)	(3,100)
Total increase (decrease) in interest expense	620	5,649	6,269	347	(3,447)	(3,100)
Increase (Decrease) in net interest income	$21,657	$(5,466)	$16,191	$5,337	$ 708	$ 6,045

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(1) Variances attributable to both volume and rate are allocated on a consistent basis between rate and volume based on the absolute value of the variances in each category.

Weighted Average Yield of Debt Securities

The following table summarizes the maturity distribution schedule with corresponding weighted average taxable equivalent yields of the debt securities portfolio at December 31, 2022. The following table presents securities at their expected maturities, which may differ from contractual maturities. The Company manages its debt securities portfolio for liquidity, as a tool to execute its asset/liability management strategy, and for pledging requirements for public funds:

	As of December 31, 2022									
	Within One Year		After One Year But Within Five Years		After Five Years But Within Ten Years		After Ten Years		Total	
	Amount	Yield*	Amount	Yield*	Amount	Yield*	Amount	Yield*	Amount	Yield*
Available-for-sale	(Dollars in thousands)									
U.S. Federal agencies	$ 11	2.62%	$ 176	1.83%	$ 955	1%	$ —	0%	$ 1,142	1.21%
Mortgage-backed securities	500	1.17	9,599	0.96	3,541	1.30	24,434	1.66	38,074	1.45
State and political subdivisions	2,104	1.61	15,070	1.24	10,650	1.44	531	1.48	28,356	1.35
U.S. Treasuries	—	—	98,168	1.18	2,492	1.11	—	—	100,660	1.18
Corporate debt securities	—	—	—	—	4,934	3.36	—	—	4,933	3.36
Total	$2,615	1.53%	$123,014	1.17%	$22,571	1.78%	$24,965	1.66%	$173,165	1.34%
Percentage of total	1.51%		71.04%		13.03%		14.42%		100.00%	

---

* Yield is on a taxable-equivalent basis using 21% tax rate

Provision for Loan Losses

For the year ended December 31, 2022 compared to the year ended December 31, 2021:

- The provision for loan losses increased from $4.2 million to $4.5 million; and

- The allowance as a percentage of loans increased by 16 basis points to 1.16%.

For the year ended December 31, 2021 compared to the year ended December 31, 2020:

- The provision for loan losses decreased from $5.4 million to $4.2 million; and

- The allowance as a percentage of loans decreased by 15 basis points to 1.00%.

Noninterest Income

The following table sets forth the major components of our noninterest income for the years ended December 31, 2022, 2021 and 2020:

	For the Years Ended December 31,				For the Years Ended December 31,			
	2022	2021	$ Increase (Decrease)	% Increase (Decrease)	2021	2020	$Increase (Decrease)	% Increase (Decrease)
	(Dollars in thousands)				(Dollars in thousands)			
Noninterest income:								
Mortgage lending income	$ 486	$ 435	$ 51	11.72%	$ 435	$ 175	$260	148.57%
Gain (Loss) on sales of available-for-sale debt securities	(127)	—	(127)	-100.00%	—			
Service charges on deposit accounts	900	550	350	63.64%	550	442	108	24.43%
Other income and fees	1,680	1,265	415	32.81%	1,265	1,048	217	20.71%
Total noninterest income	$2,939	$2,250	$ 689	30.62%	$2,250	$1,665	$585	35.14%

Noninterest Expense

Noninterest expense for the year ended December 31, 2022 was $28.6 million compared to $20.4 million for the year ended December 31, 2021, an increase of $8.2 million or 40.4%. Noninterest expense for the year ended December 31, 2021 was $20.4 million compared to $17.6 million for the year ended December 31, 2020, an increase of $2.8 million or 15.9%. The following table sets forth the major components of our noninterest expense for the years ended December 31, 2022, 2021 and 2020:

	For the Years Ended December 31,				For the Years Ended December 31,			
	2022	2021	$ Increase (Decrease)	% Increase (Decrease)	2021	2020	$ Increase (Decrease)	% Increase (Decrease)
	(Dollars in thousands)				(Dollars in thousands)			
Noninterest expense:								
Salaries and employee benefits	$17,040	$11,983	$5,057	42.20%	$11,983	$10,130	$1,853	18.29%
Furniture and equipment	1,468	883	585	66.25%	883	868	15	1.73%
Occupancy	2,329	1,899	430	22.64%	1,899	1,957	(58)	-2.96%
Data and item processing	2,068	1,237	831	67.18%	1,237	1,091	146	13.38%
Accounting, marketing, and legal fees	984	800	184	23.00%	800	536	264	49.25%
Regulatory assessments	1,344	604	740	122.52%	604	506	98	19.37%
Advertising and public relations	477	282	195	69.15%	282	400	(118)	-29.50%
Travel, lodging and entertainment	363	409	(46)	-11.25%	409	241	168	69.71%
Other expense	2,568	2,300	268	11.65%	2,300	1,863	437	23.46%
Total noninterest expense	$28,641	$20,397	$8,244	40.42%	$20,397	$17,592	$2,805	15.94%

For the year ended December 31, 2022 compared to the year ended December 31, 2021:

- Salaries and employee benefits expense was $17.0 million compared to $12.0 million, an increase of $5.1 million, or 42.2%. The increase was attributable to overall increases in compensation to remain competitive, and due to our acquisition of Cornerstone Bank in late 2021, which increased employee headcount.

For the year ended December 31, 2021 compared to the year ended December 31, 2020:

- Salaries and employee benefits expense was $12.0 million compared to $10.1 million, an increase of $1.9 million, or 18.3%. The increase was attributable to overall increases in compensation to remain competitive, and partially due to our acquisition of Cornerstone Bank in late 2021, which increased employee headcount.

Financial Condition

The following discussion of our financial condition compares December 31, 2022, 2021, and 2020.

Total Assets

Total assets increased $233.6 million, or 17.3%, to $1.58 billion as of December 31, 2022, as compared to $1.35 billion as of December 31, 2021 and $1.02 billion as of December 31, 2020.

Loan Portfolio

Our loans represent the largest portion of our earning assets. The quality and diversification of the loan portfolio is an important consideration when reviewing our financial condition. As of December 31, 2022, 2021 and 2020, our gross loans were $1.27 billion, $1.03 billion and $839.1 million, respectively.

The following table presents the balance and associated percentage of each major category in our loan portfolio as of December 31, 2022, December 31, 2021 and December 31, 2020:

	As of December 31,					
	2022		2021		2020	
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(Dollars in thousands)					
Construction & development	$ 163,203	12.8%	$ 169,322	16.4%	$107,855	12.8%
1-4 family real estate	76,928	6.0%	62,971	6.1%	29,079	3.5%
Commercial real estate - other	439,001	34.5%	339,655	32.9%	290,489	34.6%
Total commercial real estate	679,132	53.3%	571,948	55.5%	427,423	50.9%
Commercial & industrial	513,011	40.3%	361,974	35.1%	351,248	41.9%
Agricultural	66,145	5.2%	73,010	7.1%	50,519	6.0%
Consumer	14,949	1.2%	24,046	2.3%	9,898	1.2%
Gross loans	1,273,237	100.0%	1,030,978	100.0%	839,088	100.0%
Less: unearned income, net	(2,781)		(2,577)		(2,475)	
Total Loans, net of unearned income	1,270,456		1,028,401		836,613	
Less: Allowance for loan losses	(14,734)		(10,316)		(9,639)	
Net loans	$1,255,722		$1,018,085		$826,974	

During the second quarter of 2020, we began originating loans to qualified small businesses under the PPP administered by the SBA under the provisions of the CARES Act. Included in our commercial & industrial balance at December 31, 2022 and 2021, are $2.6 million and $18.7 million of PPP loans, respectively.

We have established internal concentration limits in the loan portfolio for CRE loans, hospitality loans, energy loans, and construction loans, among others. All loan types are within our established limits. We use underwriting guidelines to assess each borrower's historical cash flow to determine debt service, and we further stress test the debt service under higher interest rate scenarios. Financial and performance covenants are used in commercial lending to allow us to react to a borrower's deteriorating financial condition, should that occur.

The following tables show the contractual maturities of our gross loans as of the periods below:

As of December 31, 2022

	Due in One Year or Less		Due after One Year Through Five Years		Due after Five Years Through Fifteen Years		Due after Fifteen Years		
	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Total
				(Dollars in thousands)					
Construction & development	$11,749	$ 81,002	$ 7,556	$ 57,439	$ —	$ 1,160	$ —	$ 4,297	$ 163,203
1-4 family real estate	10,550	12,664	24,741	15,782	314	6,606	—	6,271	76,928
Commercial real estate - other	2,680	59,870	131,105	207,819	6,635	17,146	—	13,746	439,001
Total commercial real estate	24,979	153,536	163,402	281,040	6,949	24,912	—	24,314	679,132
Commercial & industrial	43,823	234,573	60,275	159,571	3,745	10,390	—	634	513,011
Agricultural	1,798	17,514	8,767	33,270	469	980	140	3,207	66,145
Consumer	1,683	22	6,310	156	587	2,860	82	3,249	14,949
Gross loans	$72,283	$405,645	$238,754	$474,037	$11,750	$39,142	$222	$31,404	$1,273,237

As of December 31, 2021

	Due in One Year or Less		Due after One Year Through Five Years		Due after Five Years Through Fifteen Years		Due after Fifteen Years		
	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Total
				(Dollars in thousands)					
Construction & development	$ 7,283	$ 71,551	$ 10,148	$ 74,052	$ —	$ 2,243	$—	$ 4,045	$ 169,322
1-4 family real estate	3,259	21,322	11,979	11,674	926	7,375	—	6,436	62,971
Commercial real estate - other	5,156	97,309	59,227	143,906	413	19,230	—	14,414	339,655
Total commerical real estate	15,698	190,182	81,354	229,632	1,339	28,848	—	24,895	571,948
Commercial & industrial	24,249	142,553	16,346	145,654	20,474	12,047	—	651	361,974
Agricultural	2,529	17,441	5,156	39,305	623	1,587	—	6,369	73,010
Consumer	4,870	29	10,825	172	1,554	2,458	84	4,054	24,046
Gross loans	$47,346	$350,205	$113,681	$414,763	$23,990	$44,940	$84	$35,969	$1,030,978

	As of December 31, 2020								
	Due in One Year or Less		Due after One Year Through Five Years		Due after Five Years Through Fifteen Years		Due after Fifteen Years		
	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Total
	(Dollars in thousands)								
Construction & development	$ 14	$ 47,649	$ 885	$ 58,387	$ —	$ 920	$—	$ —	$107,855
1-4 family real estate	273	13,394	4,712	9,959	39	702	—	—	29,079
Commercial real estate - other	2,377	55,307	45,880	180,721	294	4,288	—	1,622	290,489
Total real estate.........	2,664	116,350	51,477	249,067	333	5,910	—	1,622	427,423
Commercial & industrial .	16,914	194,520	39,593	93,707	11	6,503	—	—	351,248
Agricultural.............	5,141	27,215	2,534	14,420	60	541	—	608	50,519
Consumer	1,544	150	6,570	65	1,057	425	87	—	9,898
Gross loans	$26,263	$338,235	$100,174	$357,259	$1,461	$13,379	$87	$2,230	$839,088

Allowance for Loan and Lease Losses

The allowance is based on management's estimate of probable losses inherent in the loan portfolio. In the opinion of management, the allowance is adequate to absorb estimated losses in the portfolio as of each balance sheet date. While management uses available information to analyze losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance. In analyzing the adequacy of the allowance, a comprehensive loan grading system to determine risk potential in loans is utilized together with the results of internal credit reviews.

To determine the adequacy of the allowance, the loan portfolio is broken into segments based on loan type. Historical loss experience factors by segment, adjusted for changes in trends and conditions, are used to determine an indicated allowance for each portfolio segment. These factors are evaluated and updated based on the composition of the specific loan segment. Other considerations include volumes and trends of delinquencies, nonaccrual loans, levels of bankruptcies, criticized and classified loan trends, expected losses on real estate secured loans, new credit products and policies, economic conditions, concentrations of credit risk and the experience and abilities of our lending personnel. In addition to the segment evaluations, impaired loans with a balance of $250,000 or more are individually evaluated based on facts and circumstances of the loan to determine if a specific allowance amount may be necessary. Specific allowances may also be established for loans whose outstanding balances are below the $250,000 threshold when it is determined that the risk associated with the loan differs significantly from the risk factor amounts established for its loan segment.

The allowance was $14.7 million at December 31, 2022, $10.3 million at December 31, 2021 and $9.6 million at December 31, 2020. The increasing trend was related to loan growth.

The following table provides an analysis of the activity in our allowance for the periods indicated:

	For the Year Ended December 31,		
	2022	2021	2020
	(Dollars in thousands)		
Balance at beginning of the period	$10,316	$ 9,639	$ 7,846
Provision for loan losses	4,468	4,175	5,350
Charge-offs:			
Construction & development	—	—	—
1-4 family real estate	—	—	—
Commercial real estate - other	—	—	—
Commercial & industrial	(2)	(3,750)	(3,289)
Agricultural	(50)	—	(300)
Consumer	(22)	(68)	(1)
Total charge-offs	(74)	(3,818)	(3,590)
Recoveries:			
Construction & development	—	—	—
1-4 family real estate	—	—	2
Commercial real estate - other	—	—	—
Commercial & industrial	10	16	18
Agricultural	4	300	10
Consumer	10	4	3
Total recoveries	24	320	33
Net recoveries (charge-offs)	(50)	(3,498)	(3,557)
Balance at end of the period	$14,734	$10,316	$ 9,639
Net recoveries (charge-offs) to average loans	0.00%	0.39%	0.43%

While the entire allowance is available to absorb losses from any and all loans, the following table represents management's allocation of the allowance by loan category, and the percentage of allowance in each category, for the periods indicated:

	As of December 31,					
	2022		2021		2020	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
Construction & development	$ 1,889	12.8%	$ 1,695	16.4%	$1,239	12.8%
1-4 family real estate	890	6.0%	630	6.1%	334	3.5%
Commercial real estate - Other	5,080	34.5%	3,399	32.9%	3,337	34.6%
Commercial & industrial	5,937	40.3%	3,621	35.2%	4,035	41.9%
Agricultural	765	5.2%	730	7.1%	580	6.0%
Consumer	173	1.2%	241	2.3%	114	1.2%
Total	$14,734	100.0%	$10,316	100.0%	$9,639	100.0%

Nonperforming Assets

Loans are considered delinquent when principal or interest payments are past due 30 days or more. Delinquent loans may remain on accrual status between 30 days and 90 days past due. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Typically, the accrual of interest on loans is discontinued when principal or interest payments are past due 90 days or when, in the opinion of management, there is a reasonable doubt as to collectability of the obligation. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on a nonaccrual loan is subsequently recognized only to the extent that cash is received and the loan's principal balance is deemed collectible. Loans are restored to accrual status when loans become well-secured and management believes full collectability of principal and interest is probable.

A loan is considered impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans include loans on nonaccrual status and loans modified in a troubled debt restructuring, or TDR. Income from a loan on nonaccrual status is recognized to the extent cash is received and when the loan's principal balance is deemed collectible. Depending on a particular loan's circumstances, we measure impairment of a loan based upon either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral less estimated costs to sell if the loan is collateral dependent. A loan is considered collateral dependent when repayment of the loan is based solely on the liquidation of the collateral. Fair value, where possible, is determined by independent appraisals, typically on an annual basis. Between appraisal periods, the fair value may be adjusted based on specific events, such as if deterioration of quality of the collateral comes to our attention as part of our problem loan monitoring process, or if discussions with the borrower lead us to believe the last appraised value no longer reflects the actual market for the collateral. The impairment amount on a collateral dependent loan is charged off to the allowance if deemed not collectible and the impairment amount on a loan that is not collateral dependent is set up as a specific reserve.

In cases where a borrower experiences financial difficulties and we make certain concessionary modifications to contractual terms, the loan is classified as a TDR. Included in certain loan categories of impaired loans are TDRs on which we have granted certain material concessions to the borrower as a result of the borrower experiencing financial difficulties. The concessions granted by us may include, but are not limited to: (1) a modification in which the maturity date, timing of payments or frequency of payments is modified, (2) an interest rate lower than the current market rate for new loans with similar risk, or (3) a combination of the first two concessions.

If a borrower on a restructured accruing loan has demonstrated performance under the previous terms, is not experiencing financial difficulty and shows the capacity to continue to perform under the restructured terms, the loan will remain on accrual status. Otherwise, the loan will be placed on nonaccrual status until the borrower demonstrates a sustained period of performance, which generally requires six consecutive months of payments. Loans identified as TDRs are evaluated for impairment using the present value of the expected cash flows or the estimated fair value of the collateral, if the loan is collateral dependent. The fair value is determined, when possible, by an appraisal of the property less estimated costs related to liquidation of the collateral. The appraisal amount may also be adjusted for current market conditions. Adjustments to reflect the present value of the expected cash flows or the estimated fair value of collateral dependent loans are a component in determining an appropriate allowance, and as such, may result in increases or decreases to the provision for loan losses in current and future earnings.

Real estate we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as other real estate owned, or OREO, until sold, and is initially recorded at fair value less costs to sell when acquired, establishing a new cost basis.

Nonperforming loans include nonaccrual loans, loans past due 90 days or more and still accruing interest and loans modified under TDRs that are not performing in accordance with their modified terms. Nonperforming assets consist of nonperforming loans plus OREO. Loans accounted for on a nonaccrual basis were $8.0 million as of December 31, 2022, $9.9 million as of December 31, 2021 and $14.6 million as of December 31, 2020. OREO was $0 as of December 31, 2022, December 31, 2021 and December 31, 2020.

The following table presents information regarding nonperforming assets as of the dates indicated.

	As of December 31,		
	2022	**2021**	**2020**
	(Dollars in thousands)		
Nonaccrual loans	$ 8,039	$ 9,885	$14,575
Troubled-debt restructurings[(1)]	—	—	—
Accruing loans 90 or more days past due	9,941	496	1,960
Total nonperforming loans	17,980	10,381	16,535
Other real estate owned	—	—	—
Total nonperforming assets	$17,980	$10,381	$16,535
Ratio of nonperforming loans to total loans	1.42%	1.01%	1.98%
Ratio of nonaccrual loans to total loans	0.63%	0.96%	1.74%
Ratio of allowance for loan losses to total loans	1.16%	1.00%	1.15%
Ratio of allowance for loan losses to nonaccrual loans	183.28%	104.36%	66.13%
Ratio of nonperforming assets to total assets	1.13%	0.77%	1.63%

_____

(1) $1.2 million, $1.4 million and $12.98 million of TDRs as of December 31, 2022, 2021 and 2020, respectively.

The following tables present an aging analysis of loans as of the dates indicated.

	As of December 31, 2022						
	Loans 30-59 days past due	**Loans 60-89 days past due**	**Loans 90+ days past due**	**Loans 90+ days past due and accruing**	**Total Past Due Loans**	**Current**	**Total loans**
	(Dollars in thousands)						
Construction & development	$ —	$ —	$ —	$ —	$ —	$ 163,203	$ 163,203
1-4 family real estate	—	—	—	—	—	76,928	76,928
Commercial real estate - other	—	617	—	—	617	438,384	439,001
Commercial & industrial	21	—	9,923	9,923	9,944	503,067	513,011
Agricultural	4	—	—	—	4	66,141	66,145
Consumer	291	82	22	18	395	14,554	14,949
Total	$316	$699	$9,945	$9,941	$10,960	$1,262,277	$1,273,237

	As of December 31, 2021						
	Loans 30-59 days past due	**Loans 60-89 days past due**	**Loans 90+ days past due**	**Loans 90+ days past due and accruing**	**Total Past Due Loans**	**Current**	**Total loans**
	(Dollars in thousands)						
Construction & development	$—	$ —	$ —	$ —	$ —	$ 169,322	$ 169,322
1-4 family real estate	—	—	—	—	—	62,971	62,971
Commercial real estate - other	—	174	—	—	174	339,481	339,655
Commercial & industrial	—	19	501	401	520	361,454	361,974
Agricultural	—	—	77	77	77	72,933	73,010
Consumer	48	15	18	18	81	23,965	24,046
Total	$48	$208	$596	$496	$852	$1,030,126	$1,030,978

	As of December 31, 2020						
	Loans 30-59 days past due	Loans 60-89 days past due	Loans 90+ days past due	Loans 90+ days past due and accruing	Total Past Due Loans	Current	Total loans
				(Dollars in thousands)			
Construction & development....	$ 714	$—	$ —	$ —	$ 714	$107,141	$107,855
1-4 family commerical.........	—	—	—	—	—	29,079	29,079
Commercial real estate - Other ..	1,444	—	1,960	1,960	3,404	287,085	290,489
Commercial & industrial	—	—	—	—	—	351,248	351,248
Agricultural..................	—	—	—	—	—	50,519	50,519
Consumer	193	—	—	—	193	9,705	9,898
Total	$2,351	$—	$1,960	$1,960	$4,311	$834,777	$839,088

In addition to the past due and nonaccrual criteria, the Company also evaluates loans according to its internal risk grading system. Loans are segregated between pass, watch, special mention, and substandard categories. The definitions of those categories are as follows:

Pass: These loans generally conform to Bank policies, are characterized by policy-conforming advance rates on collateral, and have well-defined repayment sources. In addition, these credits are extended to borrowers and guarantors with a strong balance sheet and either substantial liquidity or a reliable income history.

Watch: These loans are still considered "Pass" credits; however, various factors such as industry stress, material changes in cash flow or financial conditions, or deficiencies in loan documentation, or other risk issues determined by the lending officer, Commercial Loan Committee or CQC warrant a heightened sense and frequency of monitoring.

Special mention: These loans have observable weaknesses or evidence imprudent handling or structural issues. The weaknesses require close attention, and the remediation of those weaknesses is necessary. No risk of probable loss exists. Credits in this category are expected to quickly migrate to "Watch" or "Substandard" as this is viewed as a transitory loan grade.

Substandard: These loans are not adequately protected by the sound worth and debt service capacity of the borrower, but may be well-secured. The loans have defined weaknesses relative to cash flow, collateral, financial condition or other factors that might jeopardize repayment of all of the principal and interest on a timely basis. There is the possibility that a future loss will occur if weaknesses are not remediated.

Substandard loans totaled $21.0 million as of December 31, 2022, a decrease of $3.7 million compared to December 31, 2021. Substandard loans totaled $24.7 million as of December 31, 2021, an increase of $1.6 million compared to December 31, 2020. The total net decrease in 2022 as compared to 2021, is comprised of a net increase in commercial and industrial substandard loans primarily related to an increase in two relationships comprised of four notes totaling $16.4 million with a $133,306 specific reserve and a decrease in one relationship comprised of one note totaling $2.1 million with no specific reserve, and a net decrease in commercial real estate substandard loans primarily related to two relationships comprised of one note each totaling $13.8 million with no specific reserves.

Outstanding loan balances categorized by internal risk grades as of the periods indicated are summarized as follows:

	As of December 31, 2022				
	Pass	Watch	Special mention	Substandard	Total
	(Dollars in thousands)				
Construction & development....................	$ 163,203	$ —	$ —	$ —	$ 163,203
1-4 family real estate..........................	76,928	—	—	—	76,928
Commercial real estate - Other..................	397,295	14,976	24,747	1,983	439,001
Commercial & industrial.......................	493,412	—	584	19,015	513,011
Agricultural	65,857	288	—	—	66,145
Consumer	14,927	—	—	22	14,949
Total	$1,211,622	$15,264	$25,331	$21,020	$1,273,237

	As of December 31, 2021				
	Pass	Watch	Special mention	Substandard	Total
	(Dollars in thousands)				
Construction & development....................	$169,322	$ —	$ —	$ —	$ 169,322
1-4 family real estate..........................	62,971	—	—	—	62,971
Commercial real estate - Other.................	282,268	14,976	27,112	15,299	339,655
Commercial & industrial.......................	341,661	4,658	6,300	9,355	361,974
Agricultural	72,295	255	460	—	73,010
Consumer....................................	24,000	—	—	46	24,046
Total..	$952,517	$19,889	$33,872	$24,700	$1,030,978

	As of December 31, 2020				
	Pass	Watch	Special mention	Substandard	Total
	(Dollars in thousands)				
Construction & development....................	$107,855	$ —	$ —	$ —	$107,855
1-4 family real estate..........................	28,711	368	—	—	29,079
Commercial real estate - Other..................	248,194	24,155	10,086	8,054	290,489
Commercial & industrial.......................	328,656	7,691	300	14,601	351,248
Agricultural	50,051	—	—	468	50,519
Consumer....................................	9,898	—	—	—	9,898
Total..	$773,365	$32,214	$10,386	$23,123	$839,088

Troubled Debt Restructurings

TDRs are defined as those loans in which a bank, for economic or legal reasons related to a borrower's financial difficulties, grants a concession to the borrower that it would not otherwise consider. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due from the borrower in accordance with original contractual terms of the loan. Loans with insignificant delays or insignificant short-falls in the amount of payments expected to be collected are not considered to be impaired. Loans defined as individually impaired, based on applicable accounting guidance, include larger balance nonperforming loans and TDRs.

The CARES Act includes a provision that permits a financial institution to elect to suspend temporarily troubled debt restructuring accounting under ASC Subtopic 310-40 in certain circumstances (''section 4013''). To be eligible under section 4013, a loan modification must be (1) related to COVID-19; (2) executed on a loan that was not more than 30 days past due as of December 31, 2019; and (3) executed between March 1, 2020, and the earlier of (A) 60 days after the date of termination of the National Emergency or (B) January 1, 2022. In response to this section of the CARES Act, the federal banking agencies issued a revised interagency statement on April 7, 2020 that, in consultation with the Financial Accounting Standards Board, confirmed that for loans not subject to section 4013, short-term modifications made on a good faith basis in response to COVID-19 to borrowers who were current prior to any relief are not troubled debt restructurings under ASC Subtopic 310-40. As of December 31, 2022, one loan totaling $2.6 million was modified, related to COVID-19, which was not considered a troubled debt restructuring.

The following table presents loans restructured as TDRs as of December 31, 2022, December 31, 2021 and December 31, 2020.

	As of December 31, 2022			
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Specific Reserves Allocated
	(Dollars in thousands)			
Commercial real estate	1	$1,198	$1,198	$—
Total..	1	$1,198	$1,198	$—

	As of December 31, 2021			
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Specific Reserves Allocated
		(Dollars in thousands)		
Commercial real estate	1	$1,402	$1,402	$—
Total	1	$1,402	$1,402	$—

	As of December 31, 2020			
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Specific reserves allocated
		(Dollars in thousands)		
Commercial & industrial	1	$10,886	$10,886	$—
Agricultural	1	469	469	—
Commercial real estate	1	1,622	1,622	—
Total	3	$12,977	$12,977	$—

There were no payment defaults with respect to loans modified as TDRs as of December 31, 2022, 2021, and 2020.

Impairment analyses are prepared on TDRs in conjunction with the normal allowance process. TDRs restructured during the years ended December 31, 2022, 2021, and 2020 required $0, $0 and $0 in specific reserves, respectively.

The following table presents total TDRs, both in accrual and nonaccrual status as of the periods indicated:

	As of December 31					
	2022		2021		2020	
	Number of contracts	Amount	Number of contracts	Amount	Number of contracts	Amount
			(Dollars in thousands)			
Accrual	—	$ —	—	$ —	—	$ —
Nonaccrual	1	1,198	1	1,402	3	12,977
Total	1	$1,198	1	$1,402	3	$12,977

Deposits

We gather deposits primarily through our twelve branch locations and online though our website. We offer a variety of deposit products including demand deposit accounts and interest-bearing products, such as savings accounts and certificates of deposit. We put continued effort into gathering noninterest-bearing demand deposit accounts through loan production cross-selling, customer referrals, marketing efforts and various involvement with community networks. Some of our interest-bearing deposits were obtained through brokered transactions. We participate in the CDARS program, where customer funds are placed into multiple certificates of deposit, each in an amount under the standard FDIC insurance maximum of $250,000, and placed at a network of banks across the United States.

As of December 31, 2022, 2021, and 2020 brokered deposits were $261.3 million, $273.8 million, and $427.0 million, respectively, of these $261.3 million, $273.8 million, and $427.0 million, respectively, were reciprocal deposits.

Total deposits as of December 31, 2022, 2021, and 2020 were $1.43 billion, $1.22 billion and $905.5 million, respectively. The increase was primarily due to acquired deposits and organic deposit growth. The following table sets forth deposit balances by certain categories as of the dates indicated and the percentage of each deposit category to total deposits.

	As of December 31					
	2022		**2021**		**2020**	
	Amount	**Percentage of Total**	**Amount**	**Percentage of Total**	**Amount**	**Percentage of Total**
	(Dollars in thousands)					
Noninterest-bearing demand	$ 439,409	30.8%	$ 366,705	30.1%	$246,569	27.2%
Interest-bearing transaction deposits	669,852	46.7%	583,389	47.9%	392,784	43.4%
Savings deposits	136,537	9.6%	89,778	7.4%	54,008	6.0%
Time deposits ($250,000 or less)	140,929	9.9%	132,690	10.9%	135,811	15.0%
Time deposits (more than $250,000)	42,573	3.0%	44,909	3.7%	76,342	8.4%
Total interest-bearing deposits	989,891	69.2%	850,766	69.9%	658,945	72.8%
Total deposits	$1,429,300	100.0%	$1,217,471	100.0%	$905,514	100.0%

The following table summarizes our average deposit balances and weighted average rates for the years ended December 31, 2022, 2021, and 2020:

	For the Year Ended December 31,					
	2022		**2021**		**2020**	
	Average Balance	**Weighted Average Rate**	**Average Balance**	**Weighted Average Rate**	**Average Balance**	**Weighted Average Rate**
	(Dollars in thousands)					
Non interest-bearing demand	$ 432,901	0.00%	$288,446	0.00%	$256,431	0.00%
Interest-bearing transaction deposits	613,798	1.11%	375,048	0.34%	318,713	1.50%
Savings deposits	110,818	0.92%	55,220	0.23%	58,806	0.56%
Time deposits	165,735	0.89%	205,437	0.81%	207,442	1.65%
Total interest-bearing deposits	890,351	1.05%	635,705	0.48%	584,961	1.05%
Total deposits	$1,323,252	0.70%	$924,151	0.33%	$841,392	0.73%

The following tables set forth the maturity of time deposits as of the dates indicated below:

	As of December 31, 2022 Maturity Within:				
	Three Months	**Three to Six Months**	**Six to 12 Months**	**After 12 Months**	**Total**
	(Dollars in thousands)				
Time deposits ($250,000 or less)	$58,184	$25,333	$38,844	$18,568	$140,929
Time deposits (more than $250,000)	12,292	5,579	17,001	7,701	42,573
Total time deposits	$70,476	$30,912	$55,845	$26,269	$183,502

	As of December 31, 2021 Maturity Within:				
	Three Months	**Three to Six Months**	**Six to 12 Months**	**After 12 Months**	**Total**
	(Dollars in thousands)				
Time deposits ($250,000 or less)	$32,680	$37,016	$31,197	$31,797	$132,690
Time deposits (more than $250,000)	18,234	5,932	10,729	10,014	44,909
Total time deposits	$50,914	$42,948	$41,926	$41,811	$177,599

Liquidity

Liquidity refers to the measure of our ability to meet the cash flow requirements of depositors and borrowers, while at the same time meeting our operating, capital and strategic cash flow needs, all at a reasonable cost. We continuously monitor our liquidity position to ensure that assets and liabilities are managed in a manner that will meet all short-term and long-term cash requirements. We manage our liquidity position to meet the daily cash flow needs of customers, while maintaining an appropriate balance between assets and liabilities to meet the return on investment objectives of our shareholders.

Our liquidity position is supported by management of liquid assets and access to alternative sources of funds. Our liquid assets include cash, interest-bearing deposits in correspondent banks and fed funds sold. Other available sources of liquidity include wholesale deposits and borrowings from correspondent banks and FHLB advances.

Our short-term and long-term liquidity requirements are primarily met through cash flow from operations, redeployment of prepaying and maturing balances in our loan portfolios, and increases in customer deposits. Other alternative sources of funds will supplement these primary sources to the extent necessary to meet additional liquidity requirements on either a short-term or long-term basis.

As of December 31, 2022, we had no unsecured fed funds lines with correspondent depository institutions with no amounts advanced. In addition, based on the values of loans pledged as collateral, we had borrowing availability with the FHLB of $129.2 million as of December 31, 2022 and $78.1 million as of December 31, 2021.

Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal and state banking regulators. Failure to meet regulatory capital requirements may result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for "prompt corrective action" (described below), the Bank must meet specific capital guidelines that involve quantitative measures of our assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting policies. The capital amounts and classifications are subject to qualitative judgments by the federal banking regulators about components, risk weightings and other factors. Qualitative measures established by regulation to ensure capital adequacy required the Bank to maintain minimum amounts and ratios of Common Equity Tier 1, or CET1, capital, Tier 1 capital and total capital to risk-weighted assets and of Tier 1 capital to average consolidated assets, referred to as the "leverage ratio." For further information, see "Supervision and Regulation – Regulatory Capital Requirements" and "Supervision and Regulation – Prompt Corrective Action Framework."

In the wake of the global financial crisis of 2008 and 2009, the role of capital has become fundamentally more important, as banking regulators have concluded that the amount and quality of capital held by banking organizations was insufficient to absorb losses during periods of severely distressed economic conditions. The Dodd-Frank Act and banking regulations promulgated by the U.S. federal banking regulators to implement Basel III have established strengthened capital standards for banks and bank holding companies and require more capital to be held in the form of common stock. In addition, the Basel III regulations implement a concept known as the "capital conservation buffer." In general, banks, bank holding companies with more than $3.0 billion in assets and bank holding companies with publicly-traded equity are required to hold a buffer of CET1 capital equal to 2.5% of risk-weighted assets over each minimum capital ratio in order to avoid being subject to limits on capital distributions (e.g., dividends, stock buybacks, etc.) and certain discretionary bonus payments to executive officers.

As of December 31, 2022, the FDIC categorized the Bank as "well-capitalized" under the prompt corrective action framework. There have been no conditions or events since December 31, 2022 that management believes would change this classification.

The table below also summarizes the capital requirements applicable to the Bank in order to be considered "well-capitalized" from a regulatory perspective, as well as the Bank's capital ratios as of December 31, 2022, 2021, and 2020. The Bank exceeded all regulatory capital requirements under Basel III and the Bank was considered to be "well-capitalized" as of the dates reflected in the tables below.

	Actual		With Capital Conservation Buffer		Minimum to be "Well-Capitalized" Under Prompt Corrective Action	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2022						
Total capital (to risk-weighted assets)						
Company	$158,158	12.41%	$133,862	10.50%	N/A	N/A
Bank	158,158	12.42%	133,756	10.50%	$127,387	10.00%
Tier 1 capital (to risk-weighted assets)						
Company	143,424	11.25%	108,365	8.50%	N/A	N/A
Bank	143,424	11.26%	108,279	8.50%	101,909	8.00%
CET 1 capital (to risk-weighted assets)						
Company	143,424	11.25%	89,241	7.00%	N/A	N/A
Bank	143,424	11.26%	89,171	7.00%	82,801	6.50%
Tier 1 capital (to average assets)						
Company	143,424	9.19%	N/A	N/A	N/A	N/A
Bank	143,424	9.18%	N/A	N/A	78,111	5.00%

	Actual		With Capital Conservation Buffer		Minimum to be "Well-Capitalized" Under Prompt Corrective Action	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2021						
Total capital (to risk-weighted assets)						
Company	$127,946	12.54%	$107,126	10.50%	N/A	N/A
Bank	127,844	12.54%	107,020	10.50%	$101,924	10.00%
Tier 1 capital (to risk-weighted assets)						
Company	117,631	11.53%	86,721	8.50%	N/A	N/A
Bank	117,528	11.53%	86,635	8.50%	81,539	8.00%
CET 1 capital (to risk-weighted assets)						
Company	117,631	11.53%	71,417	7.00%	N/A	N/A
Bank	117,528	11.53%	71,347	7.00%	66,250	6.50%
Tier 1 capital (to average assets)						
Company	117,631	10.56%	N/A	N/A	N/A	N/A
Bank	117,528	10.55%	N/A	N/A	55,714	5.00%

	Actual		With Capital Conservation Buffer		Minimum to be "Well-Capitalized" Under Prompt Corrective Action	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2020:						
Total capital (to risk-weighted assets)						
Bank7 Corp.	$115,375	14.73%	$82,216	10.50%	N/A	N/A
Bank	115,335	14.75%	82,114	10.50%	$78,204	10.00%
Tier 1 capital (to risk-weighted assets)						
Bank7 Corp.	105,736	13.50%	66,556	8.50%	N/A	N/A
Bank	105,696	13.51%	66,473	8.50%	62,563	8.00%
CET 1 capital (to risk-weighted assets)						
Bank7 Corp.	105,736	13.50%	54,811	7.00%	N/A	N/A
Bank	105,696	13.51%	54,743	7.00%	50,832	6.50%
Tier 1 capital (to average assets)						
Bank7 Corp.	105,736	10.78%	N/A	N/A	N/A	N/A
Bank	105,696	10.78%	N/A	N/A	49,041	5.00%

Shareholders' equity provides a source of permanent funding, allows for future growth and provides a cushion to withstand unforeseen adverse developments. Total shareholders' equity increased to $144.1 million as of December 31, 2022, compared to $127.4 million as of December 31, 2021 and $107.3 million as of December 31, 2020. The increases were driven by retained capital from net income during the periods.

Contractual Obligations

The following tables contain supplemental information regarding our total contractual obligations as of December 31, 2022:

	Payments Due as of December 31, 2022				
	Within One Year	One to Three Years	Three to Five Years	After Five Years	Total
	(Dollars in thousands)				
Deposits without a stated maturity	$1,245,798	$ —	$ —	$ —	$1,245,798
Time deposits	157,233	26,002	267	—	183,502
Operating lease commitments	532	815	453	530	2,330
Total contractual obligations	$1,403,563	$26,817	$720	$530	$1,431,630

We believe that we will be able to meet our contractual obligations as they come due through the maintenance of adequate cash levels. We expect to maintain adequate cash levels through profitability, loan repayment and maturity activity and continued deposit gathering activities. We have in place various borrowing mechanisms for both short-term and long-term liquidity needs.

Off-Balance Sheet Arrangements

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The contractual or notional amounts of those instruments reflect the extent of involvement we have in particular classes of financial instruments. To control this credit risk, the Company uses the same underwriting standards as it uses for loans recorded on the balance sheet.

Loan commitments are agreements to lend to a customer, as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of the customer to a third party. They are intended to be disbursed, subject to certain conditions, upon request of the borrower.

The following table summarizes commitments as of the dates presented.

	As of December 31,		
	2022	2021	2020
	(Dollars in thousands)		
Commitments to extend credit	$198,027	$200,393	$206,520
Standby letters of credit	1,043	5,809	2,366
Total	$199,070	$206,202	$208,886

Critical Accounting Policies and Estimates

Our accounting and reporting policies conform to GAAP and conform to general practices within the industry in which we operate. To prepare financial statements in conformity with GAAP, management makes estimates, assumptions and judgments based on available information. These estimates, assumptions and judgments affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements and, as this information changes, actual results could differ from the estimates, assumptions and judgments reflected in the financial statement. In particular, management has identified several accounting policies that, due to the estimates, assumptions and judgments inherent in those policies, are critical in understanding our financial statements.

The JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to take advantage of this extended transition period, which means that the financial statements included in this report, as well as any financial statements that we file in the future, will not be subject to all new or revised accounting standards generally applicable to public companies for the transition period for so long as we remain an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period under the JOBS Act.

The following is a discussion of the critical accounting policies and significant estimates that we believe require us to make the most complex or subjective decisions or assessments. Additional information about these policies can be found in Note 1 of the Company's consolidated financial statements included in the Annual Report on the Form 10-K.

Allowance for Loan and Lease Losses

The allowance is based on management's estimate of probable losses inherent in the loan portfolio. In the opinion of management, the allowance is adequate to absorb estimated losses in the portfolio as of each balance sheet date. While management uses available information to analyze losses on loans, future additions to the allowance may be necessary based on changes in economic conditions and changes in the composition of the loan portfolio. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance. In analyzing the adequacy of the allowance, a comprehensive loan grading system to determine risk potential in loans is utilized together with the results of internal credit reviews.

To determine the adequacy of the allowance, the loan portfolio is broken into segments based on loan type. Historical loss experience factors by segment, adjusted for changes in trends and conditions, are used to determine an indicated allowance for each portfolio segment. These factors are evaluated and updated based on the composition of the specific loan segment. Other considerations include volumes and trends of delinquencies, nonaccrual loans, levels of bankruptcies, criticized and classified loan trends, expected losses on real estate secured loans, new credit products and policies, economic conditions, concentrations of credit risk and the experience and abilities of our lending personnel. In addition to the segment evaluations, impaired loans with a balance of $250,000 or more are individually evaluated based on facts and circumstances of the loan to determine if a specific allowance amount may be necessary. Specific allowances may also be established for loans whose outstanding balances are below the $250,000 threshold when it is determined that the risk associated with the loan differs significantly from the risk factor amounts established for its loan segment.

Goodwill and Intangibles

Intangible assets totaled $1.3 million and goodwill, net of accumulated amortization totaled $8.6 million for the year ended December 31, 2022, compared to intangible assets of $1.6 million and goodwill, net of accumulated amortization of $8.5 million for the year ended December 31, 2021.

Goodwill resulting from a business combination represents the excess of the fair value of the consideration transferred over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill is tested annually for impairment or more frequently if other impairment indicators are present. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the accompanying consolidated financial statements.

Other intangible assets consist of core deposit intangible assets and are amortized on a straight-line basis based on an estimated useful life of 10 years. Such assets are periodically evaluated as to the recoverability of their carrying values.

Income Taxes

The Company files a consolidated income tax return. Deferred taxes are recognized under the balance sheet method based upon the future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities, using the tax rates expected to apply to taxable income in the periods when the related temporary differences are expected to be realized.

The amount of accrued current and deferred income taxes is based on estimates of taxes due or receivable from taxing authorities either currently or in the future. Changes in these accruals are reported as tax expense, and involve estimates of the various components included in determining taxable income, tax credits, other taxes and temporary differences. Changes periodically occur in the estimates due to changes in tax rates, tax laws and regulations and implementation of new tax planning strategies. The process of determining the accruals for income taxes necessarily involves the exercise of considerable judgment and consideration of numerous subjective factors.

Management performs an analysis of the Company's tax positions annually and believes it is more likely than not that all of its tax positions will be utilized in future years.

Fair Value of Financial Instruments

ASC Topic 820, Fair Value Measurement, defines fair value as the price that would be received to sell a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date. The degree of management judgment involved in determining the fair value of assets and liabilities is dependent upon the availability of quoted market prices or observable market parameters. For financial instruments that trade actively and have quoted market prices or observable market parameters, there is minimal subjectivity involved in measuring fair value. When observable market prices and parameters are not available, management judgment is necessary to estimate fair value. In addition, changes in market conditions may reduce the availability of quoted prices or the observable date.

Debt securities that are being held for indefinite periods of time and are not intended to sell, are classified as available for sale and are stated at estimated fair value. Unrealized gains or losses on debt securities available for sale are reported as a component of stockholders' equity and comprehensive income, net of income tax.

The Company reviews its portfolio of debt securities in an unrealized loss position at least quarterly. The Company first assesses whether it intends to sell, or it is more-likely-than-not that it will be required to sell, the securities before recovery of the amortized cost basis. If either of these criteria is met, the securities amortized cost basis is written down to fair value as a current period expense. If either of the above criteria is not met, the Company evaluates whether the decline in fair value is the result of credit losses or other factors. In making this assessment, the Company considers, among other things, the period of time the security has been in an unrealized loss position, and performance of any underlying collateral and adverse conditions specifically related to the security.

The estimates of fair values of debt securities and other financial instruments are based on a variety of factors. In some cases, fair values represent quoted market prices for identical or comparable instruments. In other cases, fair values have been estimated based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of risk. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of year-end or that will be realized in the future.

Item 7a.   Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity and Market Risk

As a financial institution, our primary component of market risk is interest rate volatility. Our financial management policy provides management with the guidelines for effective funds management, and we have established a measurement system for monitoring our net interest rate sensitivity position. We have historically managed our sensitivity position within our established guidelines.

Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of our assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income.

We manage our exposure to interest rates by structuring our balance sheet in the ordinary course of business. We do not enter into instruments such as leveraged derivatives, financial options or financial future contracts to mitigate interest rate risk from specific transactions. Based upon the nature of our operations, we are not subject to foreign exchange or commodity price risk. We do not own any trading assets.

Our exposure to interest rate risk is managed by the Asset/Liability Committee, or the ALCO Committee, in accordance with policies approved by the Company's board of directors. The ALCO Committee formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, the ALCO Committee considers the impact on earnings and capital on the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors. The ALCO Committee meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, commitments to originate loans and the maturities of investments and borrowings. Additionally, the ALCO

Committee reviews liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity. Management employs methodologies to manage interest rate risk, which include an analysis of relationships between interest-earning assets and interest-bearing liabilities and an interest rate shock simulation model.

We use interest rate risk simulation models and shock analyses to test the interest rate sensitivity of net interest income and fair value of equity, and the impact of changes in interest rates on other financial metrics. Contractual maturities and re-pricing opportunities of loans are incorporated in the model. The average lives of non-maturity deposit accounts are based on decay assumptions and are incorporated into the model. We utilize third-party experts to periodically evaluate the performance of our non-maturity deposit accounts to develop the decay assumptions. All of the assumptions used in our analyses are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model's simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies.

On a quarterly basis, we run various simulation models including a static balance sheet and dynamic growth balance sheet. These models test the impact on net interest income and fair value of equity from changes in market interest rates under various scenarios. Under the static model and dynamic growth models, rates are shocked instantaneously and ramped rates change over a 12-month and 24-month horizon based upon parallel and non-parallel yield curve shifts. Parallel shock scenarios assume instantaneous parallel movements in the yield curve compared to a flat yield curve scenario. Non-parallel simulation involves analysis of interest income and expense under various changes in the shape of the yield curve. Our internal policy regarding internal rate risk simulations currently specifies that for gradual parallel shifts of the yield curve, estimated net interest income at risk for the subsequent one-year period should not decline by more than 10% for a -100 basis point shift, 5% for a 100 basis point shift, 10% for a 200 basis point shift, 15% for a 300 basis point shift, and 20% for a 400 basis point shift.

The following table summarizes the simulated change in net interest income and fair value of equity over a 12-month horizon as of the dates indicated:

| | As of December 31, | | | | | |
| | 2022 | | 2021 | | 2020 | |
Change in Interest Rates (Basis Points)	Percent Change in Net Interest Income	Percent Change in Fair Value of Equity	Percent Change in Net Interest Income	Percent Change in Fair Value of Equity	Percent Change in Net Interest Income	Percent Change in Fair Value of Equity
+400	13.41%	20.90%	32.34%	23.35%	39.57%	19.41%
+300	9.96%	20.13%	23.63%	21.37%	29.73%	17.53%
+200	6.50%	19.17%	14.88%	19.21%	19.87%	15.51%
+100	2.99%	18.04%	6.07%	16.86%	9.90%	13.36%
Base	-0.77%	16.91%	-2.80%	14.33%	-0.14%	11.06%
-100	-4.82%	15.25%	-5.38%	11.30%	-3.11%	10.35%

The results are primarily due to behavior of demand, money market and savings deposits during such rate fluctuations. We have found that, historically, interest rates on these deposits change more slowly than changes in the discount and fed funds rates. This assumption is incorporated into the simulation model and is generally not fully reflected in a gap analysis. The assumptions incorporated into the model are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model's simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various strategies.

Impact of Inflation

Our consolidated financial statements and related notes included elsewhere in this Form 10-K have been prepared in accordance with GAAP. These require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.

Unlike many industrial companies, substantially all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.

Item 8.   Financial Statements and Supplementary Data

Consolidated Financial Statements Index

Report of Independent Registered Public Accounting Firm

Shareholders, Board of Directors, and Audit Committee
Bank7 Corp.
Oklahoma City, Oklahoma

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bank7 Corp. (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and 2021 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audits provide a reasonable basis for our opinion.

FORVIS, LLP
(Formerly, BKD,LLP)
/s/ FORVIS, LLP

We have served as the Company's auditor since 2011

Oklahoma City, Oklahoma
March 24, 2023

Bank7 Corp.
Consolidated Balance Sheets
(Dollar amounts in thousands, except par value)

	December 31,	
	2022	**2021**
Assets		
Cash and due from banks	$ 109,115	$ 195,359
Federal funds sold	—	9,493
Cash and cash equivalents	109,115	204,852
Interest-bearing time deposits in other banks	5,474	3,237
Available-for-sale debt securities	173,165	84,808
Loans, net of allowance for loan losses of $14,734 and $10,316 at December 31, 2022 and December 31, 2021, respectively	1,255,722	1,018,085
Loans held for sale	—	464
Premises and equipment, net	13,106	17,257
Nonmarketable equity securities	1,209	1,202
Core deposit intangibles	1,336	1,643
Goodwill	8,603	8,479
Interest receivable and other assets	16,439	10,522
Total assets	$1,584,169	$1,350,549
Liabilities and Shareholders' Equity		
Deposits		
Noninterest-bearing	$ 439,409	$ 366,705
Interest-bearing	989,891	850,766
Total deposits	1,429,300	1,217,471
Income taxes payable	1,054	—
Interest payable and other liabilities	9,715	5,670
Total liabilities	1,440,069	1,223,141
Shareholders' equity		
Common stock, $0.01 par value; 50,000,000 shares authorized; shares issued and outstanding: 9,131,973 and 9,071,417 at December 31, 2022 and December 31, 2021 respectively	91	91
Additional paid-in capital	95,263	94,024
Retained earnings	58,049	33,149
Accumulated other comprehensive income (loss)	(9,303)	144
Total shareholders' equity	144,100	127,408
Total liabilities and shareholders' equity	$1,584,169	$1,350,549

See accompanying notes to Consolidated Financial Statements

Bank7 Corp.
Consolidated Statements of Comprehensive Income
(Dollar amounts in thousands, except per share data)

	Year ended December 31,		
	2022	**2021**	**2020**
Interest Income			
Loans, including fees	$ 74,403	$ 55,768	$ 52,450
Interest-bearing time deposits in other banks	46	169	525
Debt securities, taxable	2,313	143	—
Debt securities, tax-exempt	360	31	—
Other interest and dividend income	1,627	178	339
Total interest income	78,749	56,289	53,314
Interest Expense			
Deposits	9,322	3,053	6,153
Total interest expense	9,322	3,053	6,153
Net Interest Income	69,427	53,236	47,161
Provision for Loan Losses	4,468	4,175	5,350
Net Interest Income After Provision for Loan Losses	64,959	49,061	41,811
Noninterest Income			
Mortgage lending income	486	435	175
Loss on sales, prepayments, and calls of available-for-sale debt securities	(127)	—	—
Service charges on deposit accounts	900	550	442
Other	1,680	1,265	1,048
Total noninterest income	2,939	2,250	1,665
Noninterest Expense			
Salaries and employee benefits	17,040	11,983	10,130
Furniture and equipment	1,468	883	868
Occupancy	2,329	1,899	1,957
Data and item processing	2,068	1,237	1,091
Accounting, marketing and legal fees	984	800	536
Regulatory assessments	1,344	604	506
Advertising and public relations	477	282	400
Travel, lodging and entertainment	363	409	241
Other	2,568	2,300	1,863
Total noninterest expense	28,641	20,397	17,592
Income Before Taxes	39,257	30,914	25,884
Income tax expense	9,619	7,755	6,618
Net Income	$ 29,638	$ 23,159	$ 19,266
Earnings per common share - basic	$ 3.26	$ 2.56	$ 2.05
Earnings per common share - diluted	3.22	2.55	2.05
Weighted average common shares outstanding - basic	9,101,523	9,056,117	9,378,769
Weighted average common shares outstanding - diluted	9,204,716	9,091,536	9,379,154
Other Comprehensive Income			
Unrealized gains(losses) on securities, net of tax benefit of $2.8 million, $0, and $0 for the years ended December 30, 2022, 2021, and 2020, respectively	$ (9,543)	$ 144	$ —
Reclassification adjustment for realized loss included in net income net of tax of $31, $0, and $0 the years ended 2022, 2021, and 2020, respectively	96	—	—
Other comprehensive (loss) income	$ (9,447)	$ 144	$ —
Comprehensive Income	$ 20,191	$ 23,303	$ 19,266

See accompanying notes to Consolidated Financial Statements

Bank7 Corp.
Consolidated Statements of Shareholders' Equity
(Dollar amounts in thousands, except per share data)

	Year Ended December 31,		
	2022	2021	2020
Common Stock (Shares)			
Balance at beginning of period	9,071,417	9,044,765	10,057,506
Exercise of employee stock options.	17,450	—	—
Shares issued for restricted stock units	43,106	26,652	19,437
Shares acquired and canceled.	—	—	(1,032,178)
Balance at end of period	9,131,973	9,071,417	9,044,765
Common Stock (Amount)			
Balance at beginning of period	$ 91	$ 90	$ 101
Shares issued for restricted stock units	—	1	(11)
Balance at end of period	$ 91	$ 91	$ 90
Additional Paid-in Capital			
Balance at beginning of period	$ 94,024	$ 93,162	$ 92,391
Shares purchased and retired	(145)	426	257
Stock-based compensation expense	1,384	436	514
Balance at end of period	$ 95,263	$ 94,024	$ 93,162
Retained Earnings			
Balance at beginning of period	$ 33,149	$ 14,067	$ 7,634
Net income	29,638	23,159	19,266
Common stock acquired and canceled.	—	—	(9,065)
Cash dividends declared ($0.52, $0.45, $0.41 per share) December 31, 2022, 2021, and 2020, respectively	(4,738)	(4,077)	(3,768)
Balance at end of period	$ 58,049	$ 33,149	$ 14,067
Accumulated Other Comprehensive Income(Loss)			
Balance at beginning of period	$ 144	$ —	$ —
Comprehensive income(loss)	(9,447)	144	—
Balance at end of period	$ (9,303)	$ 144	$ —
Total Shareholders' equity	$ 144,100	$ 127,408	$ 107,319

See accompanying notes to Consolidated Financial Statements

Bank7 Corp.
Consolidated Statements of Cash Flows
(Dollar amounts in thousands)

	Year Ended December 31,		
	2022	2021	2020
Operating Activities			
Net income.	$ 29,638	$ 23,159	$ 19,266
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	1,406	1,031	1,093
Provision for loan losses.	4,468	4,175	5,350
Amortization of premiums and discounts on securities.	812	30	—
Gain on sales of loans.	(486)	(435)	(175)
Net loss on sale of available for sale debt securities.	127	—	—
Stock-based compensation expense	1,384	862	771
Gain on sale of premises and equipment	(24)	(1)	(3)
Cash receipts from the sale of loans originated for sale	33,776	23,954	8,924
Cash disbursements for loans originated for sale	(32,826)	(23,659)	(8,042)
Deferred income tax (benefit).	(1,423)	235	(875)
Changes in			
Interest receivable and other assets	(1,865)	907	(162)
Interest payable and other liabilities.	4,727	(303)	(912)
Net cash provided by operating activities	39,714	29,955	25,235
Investing Activities			
Net cash received for acquisition, net of cash paid.	—	20,432	—
Maturities of interest-bearing time deposits in other banks	2,490	13,175	28,162
Purchases of interest-bearing time deposits in other banks.	(4,727)	—	(14,427)
Proceeds from sale of available-for-sale debt securities	11,820	1,173	—
Maturities, prepayments and calls of available-for-sale debt securities .	19,736	290	—
Purchases of available-for-sale debt securities.	(133,052)	—	—
Net change in loans.	(242,105)	(77,951)	(132,866)
Purchases of premises and equipment	(294)	(599)	(438)
Proceeds from sale of premises and equipment.	3,370	17	27
Change in nonmarketable equity securities	(7)	(30)	(72)
Net cash used in investing activities	(342,769)	(43,493)	(119,614)
Financing Activities			
Net change in deposits	211,829	68,470	148,031
Cash distributions	(4,366)	(3,982)	(7,803)
Net cash settlement of equity compensation	(145)	—	—
Common stock issued for restricted stock units	—	1	(9,076)
Net cash provided by financing activities	207,318	64,489	131,152
Net Increase/(Decrease) in Cash and Due from Banks	(95,737)	50,951	36,773
Cash and Due from Banks, Beginning of Period	204,852	153,901	117,128
Cash and Due from Banks, End of Period	$ 109,115	$204,852	$ 153,901
Supplemental Disclosure of Cash Flows Information			
Interest paid.	$ 9,100	$ 3,222	$ 6,502
Income taxes paid	$ 9,981	$ 7,511	$ 7,731
Dividends declared and not paid	$ 1,463	$ 1,089	$ 994
Measurement period goodwill adjustment	$ 124	$ —	$ —
Supplemental Disclosure of Investing Activities			
Cash consideration for acquisition	$ —	$ 29,266	$ —
Fair value of assets acquired in acquisition	$ —	$267,327	$ —
Fair value of liabilities assumed in acquisition	$ —	$245,528	$ —

See accompanying notes to Consolidated Financial Statements

Note 1:   Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Bank7 Corp. (the "Company") is a bank holding company whose principal activity is the ownership and management of its wholly owned subsidiary, Bank7 (the "Bank"). The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers located in Oklahoma, Texas, and Kansas. The Bank is subject to competition from other financial institutions. The Company is subject to the regulation of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company, the Bank and its subsidiary, 1039 NW 63rd, LLC, which holds real estate utilized by the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, valuation of other real estate owned, other-than-temporary impairments, income taxes, goodwill and intangibles and fair values of financial instruments.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. Included in cash and cash equivalents is $267,000 restricted cash related to the acquisition of Watonga Bancshares, Inc.

Interest-Bearing Time Deposits in Other Banks

Interest-bearing time deposits in other banks totaled $5.5 million and $3.2 million at December 31, 2022 and December 31, 2021 respectively, and have original maturities generally ranging from one to five years.

Available-for-Sale Debt Securities

Available-for-sale debt securities are carried at fair value with unrealized gains and losses excluded from earnings and reported separately in other comprehensive income. The Company currently has no securities designated as trading or held-to-maturity. Interest income is recognized at the coupon rate adjusted for amortization and accretion of premiums and discounts. Discounts are accreted into interest income over the estimated life of the related security and premiums are amortized against income to the earlier of the call date or weighted average life of the related security using the interest method. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method. They are included in noninterest income or expense and, when applicable, are reported as a reclassification adjustment in other comprehensive income.

Declines in the fair value of individual available-for-sale securities below their cost that are other-than-temporary result in write-downs of the individual securities to their fair value. The Company monitors the investment security portfolio for impairment on an individual security basis and has a process in place to identify securities that could potentially have a credit impairment that is other than temporary. This process involves analyzing the length of time and the extent to which the fair value has been less than the amortized cost basis, the market liquidity for the security, the financial condition and near-term prospects of the issuer, expected cash flows, and the Company's intent and ability to hold the investment for a period of time sufficient to recover the temporary impairment. A decline in value due to a credit event that is considered other-than-temporary is recorded as a loss in noninterest income.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for unearned income, charge-offs, the allowance for loan losses, any unamortized deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

For loans amortized at cost, interest income is accrued based on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, as well as premiums and discounts, are deferred and amortized over the respective term of the loan.

The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past-due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off are reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans acquired through business combinations are required to be carried at fair value as of the date of the combination. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date.

Mortgage Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to noninterest income. Gains and losses on loan sales are recorded in noninterest income and direct loan origination costs and fees are deferred at origination of the loan and are recognized in noninterest income upon the sale of the loan.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay and estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of allocated and general components. The allocated component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the discounted cash flows or collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers nonimpaired loans and is based on historical charge-off experience and expected loss given default derived from the Company's internal risk rating process. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed.

Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral-dependent.

Groups of loans with similar risk characteristics are collectively evaluated for impairment based on the group's historical loss experience adjusted for changes in trends, conditions and other relevant factors that affect repayment of the loans. Accordingly, the Company does not separately identify individual consumer loans for impairment measurements, unless such loans are the subject of a restructuring agreement due to financial difficulties of the borrower.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is charged to operating expense and is computed using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred while improvements are capitalized. Premises and equipment is tested for impairment if events or changes in circumstances occur that indicate that the carrying amount of any premises and equipment may not be recoverable. Premises that are identified to be sold are transferred to other real estate owned at the lower of their carrying amounts or their fair values less estimated costs to sell. Any losses on premises identified to be sold are charged to operating expense.

Non-Marketable Equity Securities

Non-marketable equity securities consist primarily of Federal Home Loan Bank of Topeka (FHLB) stock and Federal Reserve Bank of Kansas City stock and are required investments for financial institutions that are members of the FHLB and Federal Reserve systems. The required investment in common stock is based on a predetermined formula, carried at cost and evaluated for impairment.

Long-Lived Asset Impairment

The Company evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows is expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset cost is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

No asset impairment was recognized during the years ended December 31, 2022, 2021, and 2020.

Foreclosed Assets Held for Sale

Foreclosed assets held for sale consist of assets acquired through, or in lieu of, loan foreclosure and are initially recorded at fair value, less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount of fair value less costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in current operations.

Business Combinations

The acquisition method of accounting is used for business combinations. Under the acquisition accounting method, the acquiring Company recognizes 100% of the assets acquired and liabilities assumed at the acquisition date fair value. The excess of fair value of the consideration transferred over the acquisition date fair value of net assets acquired is recorded as goodwill. Further, one-time extraordinary expenses related to the acquisition are expected to be incurred.

Goodwill and Intangible Assets

Intangible assets totaled $1.3 million and goodwill, net of accumulated amortization totaled $8.6 million for the year ended December 31, 2022, compared to intangible assets of $1.6 million and goodwill, net of accumulated amortization of $8.5 million for the year ended December 31, 2021. The decrease in intangible assets is due to amortization of core deposit intangibles and the increase in goodwill recognized is due to the resolution of contractual obligations, assessment of fair value of premises and equipment, and tax provision adjustments that relate to the acquisition of Watonga Bancshares, Inc. on December 9, 2021.

Bank7 Corp.
Notes to Consolidated Financial Statements

Goodwill resulting from a business combination represents the excess of the fair value of the consideration transferred over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill is tested annually for impairment or more frequently if other impairment indicators are present. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the accompanying consolidated financial statements.

Other intangible assets consist of core deposit intangible assets and are amortized on a straight-line basis based on an estimated useful life of 10 years. Such assets are periodically evaluated as to the recoverability of their carrying values.

Segments

While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Discrete financial information is not available other than on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Income Taxes

The Company uses a comprehensive model for recognizing, measuring, presenting, and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. A tax position is recognized as a benefit only if it is ''more likely than not'' that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the ''more likely than not'' test, no tax benefit is recorded.

The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2022, 2021 and 2020, the Company recognized no interest and penalties.

The Company or one of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. We are no longer subject to U.S. federal or state tax examinations for years before 2019.

Comprehensive Income

Comprehensive income includes all changes in stockholders' equity during a period, except those resulting from transactions with stockholders. Besides net income, other components of the Company's comprehensive income includes the after tax effect of changes in the net unrealized gain/loss on debt securities available-for-sale. The Company's policy is to release material stranded tax effects included in accumulated other comprehensive income on a specific identification basis.

Reclassifications

Certain reclassifications have been made to the 2021 consolidated financial statements to conform to the 2022 consolidated financial statement presentation. These reclassifications had no effect on net earnings.

Revenue Recognition

In addition to lending and related activities, the Company offers various services to customers that generate revenue. Contract performance typically occurs in one year or less. Incremental costs of obtaining a contract are expensed when incurred when the amortization period is one year or less.

Service and transaction fees on depository accounts

Customers often pay certain fees to the bank to access the cash on deposit including certain non-transactional fees such as account maintenance or dormancy fees, and certain transaction based fees such as ATM, wire transfer, or foreign exchange fees. Revenue is recognized when the transactions occur or as services are performed over primarily monthly or quarterly periods. Payment is typically received in the period the transactions occur, or in some cases, within 90 days of the service period.

Interchange Fees

Interchange fees, or "swipe" fees, are charges that merchants pay to the processors who, in turn, share that revenue with us and other card-issuing banks for processing electronic payment transactions. Interchange fees represent the portion of the debit card transaction amount that the card issuer retains to compensate it for processing transactions and providing rewards. Interchange fees are settled and recognized on a daily or monthly basis. Interchange fees are included with noninterest income and recorded net of related expenses as the Bank acts as an agent, introducing the customer transactions to the processor.

Recent Accounting Pronouncements

Standards Adopted During Current Period:

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The ASU requires lessees to recognize a lease liability and a right-of-use asset for all leases, excluding short-term leases, at the commencement date. The guidance in the ASU is effective for annual reporting periods beginning after December 15, 2021. Additionally, a modified retrospective approach is required for leases existing at the earliest comparative period presented. The Company adopted this new standard on January 1, 2022, using a modified retrospective transition approach and recognized right-of-use lease assets and related lease liabilities totaling $2.2 and $2.2 million, respectively. The Company elected to apply certain practical adoption expedients provided under the updates whereby it did not reassess initial direct costs for any existing leases.

No cumulative-effect adjustment was recognized as the amount was not material, and the impact on our results of operations and cash flows was also not material. No prior periods were adjusted. See Note (19) for the financial position impact and additional disclosures.

Standards Not Yet Adopted:

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326). The guidance in the ASU is effective for reporting periods beginning after December 15, 2022 with a cumulative-effect adjustment to retained earnings required for the first reporting period. The ASU requires a financial asset measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The ASU requires enhanced disclosures related to the significant estimates and judgements used in estimating credit losses, as well as the credit quality and underwriting standards of an organization's portfolio. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The ASU will be effective for the Company on January 1, 2023. The Company believes under current assumptions the adoption will result in an immaterial change in our allowance for loan loss. The Company is currently finalizing the execution of its implementation controls and processes, the ultimate impact of the adoption of the ASU as of January 1, 2023 could differ from its current assumptions. Furthermore, the ASU will necessitate that the Company establish an allowance for expected credit losses for certain debt securities and other financial assets. The Company expects to adopt the standard in the first quarter of 2023.

Legislative and Regulatory Developments

In April 2020, the Company began originating loans to qualified small businesses under the Paycheck Protection Program (PPP) administered by the Small Business Administration (SBA). PPP loans are fully guaranteed by the SBA and thus have a zero percent risk weight under applicable risk-based capital rules. As of December 31, 2022, the Company had two PPP loans with balances totaling $2.6 million, and 43 PPP loans with balances totaling $18.7 million as of December 31, 2021. The Company recognized $219,000 in fee income during the year ended December 31, 2022, with $50,000 remaining to be recognized, as compared to $2.3 million recognized and $269,000 to be recognized as of December 31, 2021.

Bank7 Corp.
Notes to Consolidated Financial Statements

Note 2: Recent Events, Including Mergers and Acquisitions

On December 9, 2021, the Company's largest shareholder sold approximately 1.1 million shares of stock pursuant to an S-3 registered secondary offering. The Company incurred $423,000 in non-recurring expenses associated with the offering, which are included in noninterest expenses. The effect of this purchase and related expenses was included in the consolidated financial statement of the Company as of December 31, 2021.

Business Combinations

On December 9, 2021, the Company acquired 100% of the outstanding equity of Watonga Bancshares, Inc. ("Watonga"), the bank holding company for Cornerstone Bank, for $29.3 million in cash. Immediately following the acquisition, Watonga was dissolved and Cornerstone Bank merged with and into Bank7.

A summary of the fair value of assets acquired and liabilities assumed from Watonga are as follows:

(in thousands)	Estimated Fair Value
Assets Acquired	
Cash and cash equivalents	$ 41,747
Available-for-sale debt securities	86,166
Federal funds sold	7,941
Loans	117,335
Premises and equipment	8,669
Core deposit intangible	1,254
Prepaid expenses and other assets	4,512
Total assets acquiried	$267,624
Liabilities Assumed	
Deposits	$243,487
Accounts payable and accrued expenses	2,232
Total liabilities assumed	$245,719
Net assets acquired	$ 21,905
Consideration transferred	29,498
Goodwill	$ 7,593

Goodwill increased $124,000 for the twelve months ended December 31, 2022, respectively, related to the resolution of contractual obligations, assessment of the fair value of premises and equipment, and tax provision adjustments.

The Company engaged a third-party specialist to develop the fair value estimate of Watonga's loan portfolio as of the acquisition date in accordance with ASC 820. Inputs and assumptions used in the fair value estimate of the loan portfolio, includes interest rate, servicing, credit and liquidity risk, and required equity return. The fair value of loans was calculated using a discounted cash flow analysis based on the remaining maturity and repricing terms. Cash flows were adjusted by estimating future credit losses and the rate of prepayments. Projected monthly cash flows were then discounted to present value using a risk-adjusted market rate for similar loans. There was no carryover of Watonga's allowance for loan losses associated with the loans that were acquired, as the loans were initially recorded at fair value as of the acquisition date. None of the acquired loans were deemed purchased-credit impaired as of the acquisition date.

The core deposit intangible asset recognized is being amortized over its estimated useful life of approximately 10 years. The fair value of retail demand and interest-bearing deposit accounts was assumed to approximate the carrying value as these accounts have no stated maturity and are payable on demand. The fair value of time deposits was estimated by discounting the contractual future cash flows using market rates offered for time deposits of similar remaining maturities.

The Company has determined the above noted acquisition constitutes a business combination as defined by ASC Topic 805, which establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired and the liabilities assumed. The Company has recorded the assets purchased and liabilities assumed at their estimated fair value in accordance with ASC Topic 805.

As of the acquisition date, the Company evaluated $117.3 million of net loans ($118.5 million gross loans less $1.2 million discount) purchased in conjunction with the acquisition of Watonga Bancshares, Inc. in accordance with the provisions of FASB ASC Topic 310-20, Nonrefundable Fees and Other Costs. As of December 31, 2022, the net loan balance of the ASC Topic 310-20 purchased loans is $63.0 million ($63.8 million gross loans less $743,000 discount). The fair value discount is being accreted into interest income over the weighted average life of the loans using a constant yield method.

Summary of Unaudited Pro Forma Information

The following table presents unaudited pro-forma information as if the acquisition of Watonga had occurred on January 1, 2020. This pro-forma information gives effect to certain adjustments, including purchase accounting fair value adjustments, amortization of core deposit and other intangibles and related income tax effects and is based on our historical results for the periods presented. Transaction-related costs related to each acquisition are not reflected in the pro-forma amounts. The pro-forma information does not necessarily reflect the results of operations that would have occurred had the Company acquired Watonga at the beginning of fiscal year 2020. Cost savings are also not reflected in the unaudited pro-forma amounts.

($ in thousands, except per share amounts)	Actual from Acquisition Date through December 31, 2021	Pro-Forma for Year Ended December 31, 2021	2020
Net interest income	$411	$60,420	$54,690
Non-interest income	67	3,261	3,721
Net income	124	21,935	17,433
Pro-forma earnings per share:			
Basic		$ 2.42	$ 1.86
Diluted		$ 2.41	$ 1.86

Subsequent Events

The Company evaluated subsequent events through the date the consolidated financial statements were issued. There were no subsequent events requiring recognition or disclosure.

Note 3: Restriction on Cash and Due from Banks

On March 26, 2020, the Federal Reserve Board reduced reserve requirement ratios to zero percent, effectively eliminating reserve requirements for all depository institutions. There was no reserve requirement as of December 31, 2022.

Note 4: Earnings per Share

Basic earnings per common share represents the amount of earnings for the period available to each share of common stock outstanding during the reporting period. Basic EPS is computed based upon net income divided by the weighted average number of common shares outstanding during the year.

Diluted EPS represents the amount of earnings for the period available to each share of common stock outstanding including common stock that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during each reporting period. Diluted EPS is computed based upon net income dividend by the weighted average number of commons shares outstanding during each period, adjusted for the effect of dilutive potential common shares, such as restricted stock awards and nonqualified stock options, calculated using the treasury stock method.

Bank7 Corp.
Notes to Consolidated Financial Statements

The following table shows the computation of basic and diluted earnings per share:

	As of and for the Years ended December 31,		
(Dollars in thousands, except per share amounts)	2022	2021	2020
Numerator			
Net income.	$ 29,638	$ 23,159	$ 19,266
Denominator			
Weighted-average shares outstanding for basic earnings per share.	9,101,523	9,056,117	9,378,769
Dilutive effect of stock compensation[1].	103,193	35,419	385
Denominator for diluted earnings per share.	9,204,716	9,091,536	9,379,154
Earnings per common share			
Basic.	$ 3.26	$ 2.56	$ 2.05
Diluted	$ 3.22	$ 2.55	$ 2.05

(1) The following have not been included in diluted earnings per share because to do so would have been antidilutive for the periods presented: Nonqualified stock options outstanding of 5,000, 264,000, and 185,250 as of December 31, 2022, 2021, and 2020, respectively; Restricted stock units outstanding of 0, 0, and 10,000 as of December 31, 2022, 2021, and 2020, respectively.

Note 5: Debt Securities

The following table summarizes the amortized cost and fair value of debt securities available-for-sale at December 31, 2022 and December 31, 2021, and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income:

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale as of December 31, 2022				
U.S. Federal agencies	$ 1,292	$—	$ (150)	$ 1,142
Mortgage-backed securities[1][2]	42,953	—	(4,879)	38,074
State and political subdivisions.	30,632	—	(2,276)	28,356
U.S. Treasuries.	104,940	—	(4,280)	100,660
Corporate debt securities	5,500	—	(567)	4,933
Total available-for-sale.	185,317	—	(12,152)	173,165
Total debt securities.	185,317	—	(12,152)	173,165

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale as of December 31, 2021				
U.S. Federal agencies.	$ 311	$ 2	$—	$ 313
Mortgage-backed securities[1].	33,085	69	—	33,154
State and political subdivisions	45,245	49	—	45,294
U.S. Treasuries	6,052	—	(5)	6,047
Corporate debt securities	—	—	—	—
Total available-for-sale	84,693	120	(5)	84,808
Total debt securities	84,693	120	(5)	84,808

(1) All of our mortgage-backed securities and collateralized mortgage obligations are issued and/or guaranteed by U.S. government agencies or U.S. government-sponsored entities.

(2) Included in mortgage-backed securities is $27.90 million of residential mortgage-backed securities and $15.05 million of commerical mortgage-backed securities.

The amortized cost and estimated fair value of investment securities at December 31, 2022 and December 31, 2021, by contractual maturity, are shown below. The expected life of mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay the underlying mortgage loans with or without call or prepayment penalties.

(in thousands)	Amortized Cost	Fair Value
Available-for-sale as of December 31, 2022		
Due in one year or less	$ 2,133	$ 2,115
Due after one year through five years	118,108	113,415
Due after five years through ten years	21,495	19,030
Due after ten years	628	531
Mortgage-backed securities	42,953	38,074
Total available-for-sale	185,317	173,165

(in thousands)	Amortized Cost	Fair Value
Available-for-sale as of December 31, 2021		
Due in one year or less	$ 3,622	$ 3,623
Due after one year through five years	22,030	22,076
Due after five years through ten years	22,819	22,821
Due after ten years	3,137	3,134
Mortgage-backed securities	33,085	33,154
Total available-for-sale	84,693	84,808

There were no holdings of securities of any issuer in an amount greater than 10% of stockholders equity at December 31, 2022.

The following table presents a summary of realized gains and losses from the sale, prepayment and call of debt securities for the twelve months ended December 31, 2022 and December 31, 2021.

(in thousands)	Year Ended December 31, 2022	Year Ended December 31, 2021
Proceeds from sales, prepayments and calls	$31,556	$—
Gross realized gains on sales, prepayments and calls	10	—
Gross realized losses on sales, prepayments and calls	(137)	—
Total realized (losses), net	$ (127)	$—

The following table details book value of pledged securities as of December 31, 2022:

(in thousands)	December 31, 2022	December 31, 2021
Book value of pledged securities	$85,280	$37,477

The following table details gross unrealized losses and fair values of investment securities aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2022 and December 31, 2021. As of December 31, 2022, the Company had the ability and intent to hold the debt securities classified as available-for-sale for a period of time sufficient for a recovery of cost. The unrealized losses are due to increases in market interest rates over the yields available at the time the underlying debt securities were purchased and acquired. The fair value of those debt securities having unrealized losses is expected to recover as the securities approach their maturity date or repricing date, or if market yields for such investments decline. Management has no intent or requirement to sell before the recovery of the unrealized loss; therefore, no impairment loss was realized in the Company's consolidated statement of comprehensive income.

(in thousands)	Less than Twelve Months		Twelve Months or Longer		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Available-for-sale as of December 31, 2022						
U.S. Federal agencies	$ 1,142	$ (150)	$—	$—	$ 1,142	$ (150)
Mortgage-backed securities	38,074	(4,879)	—	—	38,074	(4,879)
State and political subdivisions[1]	28,356	(2,276)	—	—	28,356	(2,276)
U.S. Treasuries.	100,660	(4,280)	—	—	100,660	(4,280)
Corporate debt securities	4,933	(567)	—	—	4,933	(567)
Total available-for-sale.	$173,165	$(12,152)	$—	$—	$173,165	$(12,152)

(in thousands)	Less than Twelve Months		Twelve Months or Longer		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Available-for-sale as of December 31, 2021						
U.S. Federal agencies	$ —	$—	$—	$—	$ —	$—
Mortgage-backed securities	—	—	—	—	—	—
State and political subdivisions[1]	—	—	—	—	—	—
U.S. Treasuries.	6,047	(5)	—	—	6,047	(5)
Corporate debt securities	—	—	—	—	—	—
Total available-for-sale.	$6,047	$ (5)	$—	$—	$6,047	$ (5)

(1)   Of our state and political subdivisions securities $25.02 million are rate BBB+ or better and $3.34 million are not rated.

Note 6:   Loans and Allowance for Loan Losses

A summary of loans at December 31, 2022 and December 31, 2021, are as follows (dollars in thousands):

	December 31, 2022	December 31, 2021
Construction & development.	$ 163,203	$ 169,322
1 - 4 family real estate	76,928	62,971
Commercial real estate - other	439,001	339,655
Total commercial real estate	679,132	571,948
Commercial & industrial	513,011	361,974
Agricultural	66,145	73,010
Consumer	14,949	24,046
Gross loans.	1,273,237	1,030,978
Less allowance for loan losses	(14,734)	(10,316)
Less deferred loan fees	(2,781)	(2,577)
Net loans	$1,255,722	$1,018,085

Included in the commercial & industrial loan balance at December 31, 2022 and December 31, 2021, are $2.6 million and $18.7 million of loans that were originated under the SBA PPP program, respectively.

The following table presents, by portfolio segment, the activity in the allowance for loan losses for the years ended December 31, 2022, 2021, and 2020 (dollars in thousands):

	Construction & Development	1 - 4 Family Real Estate	Commercial Real Estate - Other	Commercial & Industrial	Agricultural	Consumer	Total
December 31, 2022							
Balance, beginning of period...	$1,695	$630	$3,399	$3,621	$730	$241	$10,316
Charge-offs..................	—	—	—	(2)	(50)	(22)	(74)
Recoveries..................	—	—	—	10	4	10	24
Net (charge-offs) recoveries....	—	—	—	8	(46)	(12)	(50)
Provision (credit) for loan losses....................	194	260	1,681	2,308	81	(56)	4,468
Balance, end of period........	$1,889	$890	$5,080	$5,937	$765	$173	$14,734

	Construction & Development	1 - 4 Family Real Estate	Commercial Real Estate - Other	Commercial & Industrial	Agricultural	Consumer	Total
December 31, 2021							
Balance, beginning of period...	$1,239	$334	$3,337	$ 4,035	$ 580	$114	$ 9,639
Charge-offs..................	—	—	—	(3,750)	—	(68)	(3,818)
Recoveries..................	—	—	—	16	300	4	320
Net (charge-offs) recoveries....	—	—	—	(3,734)	300	(64)	(3,498)
Provision (credit) for loan losses....................	456	296	62	3,320	(150)	191	4,175
Balance, end of period........	$1,695	$630	$3,399	$ 3,621	$ 730	$241	$10,316

	Construction & Development	1 - 4 Family Real Estate	Commercial Real Estate - Other	Commercial & Industrial	Agricultural	Consumer	Total
December 31, 2020							
Balance, beginning of period...	$ 782	$378	$3,025	$ 2,887	$ 642	$132	$ 7,846
Charge-offs..................	—	—	—	(3,289)	(300)	(1)	(3,590)
Recoveries..................	—	2	—	18	10	3	33
Net (charge-offs) recoveries....	—	2	—	(3,271)	(290)	2	(3,557)
Provision (credit) for loan losses....................	457	(46)	312	4,419	228	(20)	5,350
Balance, end of period........	$1,239	$334	$3,337	$ 4,035	$ 580	$114	$ 9,639

The following table presents, by portfolio segment, the balance in allowance for loan losses and the gross loans based upon portfolio segment and impairment method as of December 31, 2022 and December 31, 2021 (dollars in thousands):

	Construction & Development	1 - 4 Family Real Estate	Commercial Real Estate - Other	Commercial & Industrial	Agricultural	Consumer	Total
December 31, 2022							
Allowance Balance							
Ending balance							
Individually evaluated for impairment	$ —	$ —	$ —	$ 133	$ —	$ —	$ 133
Collectively evaluated for impairment	1,889	890	5,080	5,804	765	173	14,601
Total..............	$ 1,889	$ 890	$ 5,080	$ 5,937	$ 765	$ 173	$ 14,734
Gross Loans							
Ending balance							
Individually evaluated for impairment	$ —	$ —	$ 1,983	$ 19,015	$ —	$ 22	$ 21,020
Collectively evaluated for impairment	163,203	76,928	437,018	493,996	66,145	14,927	1,252,217
Total..............	$163,203	$76,928	$439,001	$513,011	$66,145	$14,949	$1,273,237
December 31, 2021							
Allowance Balance							
Ending balance							
Individually evaluated for impairment	$ —	$ —	$ —	$ 253	$ —	$ —	$ 253
Collectively evaluated for impairment	1,695	630	3,399	3,368	730	241	10,063
Total..............	$ 1,695	$ 630	$ 3,399	$ 3,621	$ 730	$ 241	$ 10,316
Gross Loans							
Ending balance							
Individually evaluated for impairment	$ —	$ —	$ 14,481	$ 9,354	$ —	$ 19	$ 23,854
Collectively evaluated for impairment	169,322	62,971	325,174	352,620	73,010	24,027	1,007,124
Total..............	$169,322	$62,971	$339,655	$361,974	$73,010	$24,046	$1,030,978

Internal Risk Categories

Each loan segment is made up of loan categories possessing similar risk characteristics.

Risk characteristics applicable to each segment of the loan portfolio are described as follows:

Real Estate – The real estate portfolio consists of residential and commercial properties. Residential loans are generally secured by owner occupied 1–4 family residences. Repayment of these loans is primarily dependent on the personal income and credit rating of the borrowers. Credit risk in these loans can be impacted by economic conditions within the Company's market areas that might impact either property values or a borrower's personal income. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers. Commercial real estate loans in this category typically involve larger principal amounts and are repaid primarily from the cash flow of a borrower's principal business operation, the sale of the real estate or income independent of the loan purpose. Credit risk in these loans is driven by the creditworthiness of a borrower, property values, the local economy and other economic conditions impacting a borrower's business or personal income.

Commercial & Industrial – The commercial portfolio includes loans to commercial customers for use in financing working capital needs, equipment purchases and expansions. The loans in this category are repaid primarily from the cash flow of a borrower's principal business operation. Credit risk in these loans is driven by creditworthiness of a borrower and the economic conditions that impact the cash flow stability from business operations.

Agricultural – Loans secured by agricultural assets are generally made for the purpose of acquiring land devoted to crop production, cattle or poultry or the operation of a similar type of business on the secured property. Sources of repayment for these loans generally include income generated from operations of a business on the property, rental income or sales of the property. Credit risk in these loans may be impacted by crop and commodity prices, the creditworthiness of a borrower, and changes in economic conditions which might affect underlying property values and the local economies in the Company's market areas.

Consumer – The consumer loan portfolio consists of various term and line of credit loans such as automobile loans and loans for other personal purposes. Repayment for these types of loans will come from a borrower's income sources that are typically independent of the loan purpose. Credit risk is driven by consumer economic factors, such as unemployment and general economic conditions in the Company's market area and the creditworthiness of a borrower.

Loan grades are numbered 1 through 4. Grade 1 is considered satisfactory. The grades of 2 and 3, or Watch and Special Mention, respectively, represent loans of lower quality and are considered criticized. Grade of 4, or Substandard, refers to loans that are classified.

- **Grade 1 (Pass) – These loans generally conform to Bank policies, and are characterized by policy conforming advance rates on collateral, and have well-defined repayment sources. In addition, these credits are extended to Borrowers and/or Guarantors with a strong balance sheet and either substantial liquidity or a reliable income history.**

- **Grade 2 (Watch) – These loans are still considered "Pass" credits; however, various factors such as industry stress, material changes in cash flow or financial conditions, or deficiencies in loan documentation, or other risk issues determined by the Lending Officer, Commercial Loan Committee (CLC), or Credit Quality Committee (CQC) warrant a heightened sense and frequency of monitoring.**

- **Grade 3 (Special Mention) – These loans must have observable weaknesses or evidence of imprudent handling or structural issues. The weaknesses require close attention and the remediation of those weaknesses is necessary. No risk of probable loss exists. Credits in this category are expected to quickly migrate to a "2" or a "4" as this is viewed as a transitory loan grade.**

- **Grade 4 (Substandard) – These loans are not adequately protected by the sound worth and debt service capacity of the Borrower, but may be well secured. They have defined weaknesses relative to cash flow, collateral, financial condition, or other factors that might jeopardize repayment of all of the principal and interest on a timely basis. There is the possibility that a future loss will occur if weaknesses are not remediated.**

The Company evaluates the definitions of loan grades and the allowance for loan losses methodology on an ongoing basis. No changes were made to either during the period ended December 31, 2022.

The following table presents the credit risk profile of the Company's loan portfolio based on internal rating category as of December 31, 2022 and December 31, 2021 (dollars in thousands):

	Construction & Development	1 - 4 Family Real Estate	Commercial Real Estate - Other	Commercial & Industrial	Agricultural	Consumer	Total
December 31, 2022							
Grade							
1 (Pass)	$163,203	$76,928	$397,295	$493,412	$65,857	$14,927	$1,211,622
2 (Watch).	—	—	14,976	—	288	—	15,264
3 (Special Mention)	—	—	24,747	584	—	—	25,331
4 (Substandard).	—	—	1,983	19,015	—	22	21,020
Total.	$163,203	$76,928	$439,001	$513,011	$66,145	$14,949	$1,273,237

	Construction & Development	1 - 4 Family Real Estate	Commercial Real Estate - Other	Commercial & Industrial	Agricultural	Consumer	Total
December 31, 2021							
Grade							
1 (Pass)	$169,322	$62,971	$282,268	$341,661	$72,295	$24,000	$ 952,517
2 (Watch).	—	—	14,976	4,658	255	—	19,889
3 (Special Mention)	—	—	27,112	6,300	460	—	33,872
4 (Substandard).	—	—	15,299	9,355	—	46	24,700
Total.	$169,322	$62,971	$339,655	$361,974	$73,010	$24,046	$1,030,978

The following table presents the Company's loan portfolio aging analysis of the recorded investment in loans as of December 31, 2022 and December 31, 2021 (dollars in thousands):

	Past Due						
	30–59 Days	60–89 Days	Greater than 90 Days	Total	Current	Total Loans	Total Loans > 90 Days & Accruing
December 31, 2022							
Construction & development	$ —	$ —	$ —	$ —	$ 163,203	$ 163,203	$ —
1 - 4 family real estate . . .	—	—	—	—	76,928	76,928	—
Commercial real estate - other	—	617	—	617	438,384	439,001	—
Commercial & industrial[(1)]	21	—	9,923	9,944	503,067	513,011	9,923
Agricultural	4	—	—	4	66,141	66,145	—
Consumer	291	82	22	395	14,554	14,949	18
Total.	$316	$699	$9,945	$10,960	$1,262,277	$1,273,237	$9,941

---

(1) The $9.92 million that is greater than 90 days past due consists of a single loan that is well collateralized and for which collection is being diligently pursued.

December 31, 2021

Construction & development	$—	$ —	$ —	$ —	$ 169,322	$ 169,322	$ —
1 - 4 family real estate	—	—	—	—	62,971	62,971	—
Commercial real estate - other	—	174	—	174	339,481	339,655	—
Commercial & industrial	—	19	501	520	361,454	361,974	401
Agricultural	—	—	77	77	72,933	73,010	77
Consumer.....................	48	15	18	81	23,965	24,046	18
Total........................	$48	$208	$596	$852	$1,030,126	$1,030,978	$496

The following table presents impaired loans as of December 31, 2022 and December 31, 2021 (dollars in thousands):

	Unpaid Principal Balance	Recorded Investment with No Allowance	Recorded Investment with an Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2022							
Construction & development............	$ —	$ —	$ —	$ —	$ —	$ 21	$ —
1 - 4 family real estate	—	—	—	—	—	—	—
Commercial real estate - other	2,808	1,983	—	1,983	—	11,749	141
Commercial & industrial....	19,882	18,882	133	19,015	133	11,773	1,214
Agricultural	—	—	—	—	—	14	—
Consumer................	31	22	—	22	—	27	—
Total	$22,721	$20,887	$133	$21,020	$133	$23,584	$1,355
December 31, 2021							
Construction & development............	$ —	$ —	$ —	$ —	$ —	$ —	$ —
1 - 4 family real estate	—	—	—	—	—	—	—
Commercial real estate - other	15,412	14,481	—	14,481	—	11,879	902
Commercial & industrial....	9,476	9,101	253	9,354	253	12,584	275
Agricultural	—	—	—	—	—	161	—
Consumer................	18	19	—	19	—	33	1
Total	$24,906	$23,601	$253	$23,854	$253	$24,657	$1,178

Impaired loans include nonperforming loans and also include loans modified in troubled-debt restructurings where concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection.

Included in certain loan categories in the impaired loans are troubled debt restructurings that were classified as impaired. At December 31, 2022, the Company had $1.2 million of commercial real estate loans, compared to $1.4 million of commercial real estate loans that were classified as troubled-debt restructurings and impaired as of December 31, 2021. There were no newly modified troubled-debt restructurings during the year ended December 31, 2022.

There were no troubled-debt restructurings modified in the past twelve months that subsequently defaulted for the year ended December 31, 2022.

The following table represents information regarding nonperforming assets at December 31, 2022 and December 31, 2021 (dollars in thousands):

	Construction & Development	1 - 4 Family Real Estate	Commercial Real Estate - Other	Commercial & Industrial	Agricultural	Consumer	Total
December 31, 2022							
Nonaccrual loans	$—	$—	$1,348	$ 6,686	$—	$ 5	$ 8,039
Troubled-debt restructurings[(1)]	—	—	—	—	—	—	—
Accruing loans 90 or more days past due	—	—	—	9,923	—	18	9,941
Total nonperforming loans . .	$—	$—	$1,348	$16,609	$—	$23	$17,980

	Construction & Development	1 - 4 Family Real Estate	Commercial Real Estate - Other	Commercial & Industrial	Agricultural	Consumer	Total
December 31, 2021							
Nonaccrual loans	$—	$—	$2,708	$7,163	$—	$14	$ 9,885
Troubled-debt restructurings[(1)]	—	—	—	—	—	—	—
Accruing loans 90 or more days past due	—	—	—	401	77	18	496
Total nonperforming loans . .	$—	$—	$2,708	$7,564	$77	$32	$10,381

_____

(1) $1.2 million of TDRs as of December 31, 2022 and $1.4 million as of December 31, 2021, are included in the nonaccrual loans balance.

Note 7: Premises and Equipment

Major classifications of premises and equipment, stated at cost and net of accumulated depreciation are as follows (dollars in thousands):

	December 31, 2022	December 31, 2021
Land, buildings and improvements	$15,504	$18,327
Furniture and equipment	2,803	3,100
Automobiles	958	946
	19,265	22,373
Less accumulated depreciation.	(6,159)	(5,116)
Net premises and equipment	$13,106	$17,257

Bank7 Corp.
Notes to Consolidated Financial Statements

Note 8: Goodwill and Core Deposit Intangibles

The following is a summary of goodwill and intangible assets (dollars in thousands):

As of December 31, 2022	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Goodwill	$ 8,833	$ (230)	$8,603
Core deposit intangibles	3,315	(1,979)	1,336
Total	$12,148	$(2,209)	$9,939

As of December 31, 2021	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Goodwill	$ 8,709	$ (230)	$ 8,479
Core deposit intangibles	3,315	(1,672)	1,643
Total	$12,024	$(1,902)	$10,122

See Note 2 for discussion on the $124,000 in adjustments to Goodwill as of the year-ended December 31, 2022.

Amortization expense for intangible assets totaled $307,000, $183,000 and $206,000 for the years ended December 31, 2022, 2021 and 2020, respectively. Estimated amortization expense for each of the remaining life is as follows (dollars in thousands):

2023	$ 305
2024	155
2025	125
2026	125
2027	125
Thereafter	501
Total	$1,336

Note 9: Interest-Bearing Deposits

Interest-bearing time deposits in denominations of $250,000 or more were $42.6 million and $45.9 million at December 31, 2022 and 2021, respectively.

At December 31, 2022, the scheduled maturities of interest-bearing time deposits were as follows (dollars in thousands):

2023	$157,233
2024	18,150
2025	5,775
2026	2,076
Thereafter	268
Total	$183,502

As of December 31, 2022, 2021, and 2020 brokered deposits were $261.3 million, $273.8 million, and $427.0 million, respectively, of these $261.3 million, $273.8 million, and $427.0 million, respectively, were reciprocal deposits.

Note 10: Income Taxes

The (benefit)/provision for income taxes for the years ended December 31, 2022, 2021 and 2020 consists of the following (dollars in thousands):

	Year Ended December 31,		
	2022	2021	2020
Federal:			
Current	$ 9,480	$6,204	$5,944
Deferred	(1,309)	90	(684)
Total federal tax provision	$ 8,171	$6,294	$5,260
State:			
Current	$ 1,562	$1,440	$1,549
Deferred	(114)	21	(191)
Total state tax provision	$ 1,448	$1,461	$1,358
Total income tax provision	$ 9,619	$7,755	$6,618

The provision for income taxes for the years ended December 31, 2022, 2021 and 2020 differs from the federal rate of 21% due to the following:

	Year Ended December 31,		
	2022	2021	2020
Statutory U.S. Federal Income Tax	$8,244	$6,492	$5,434
Increase (decrease) resulting from:			
State Taxes	1,154	1,214	1,077
Permanent Differences	240	121	118
Return to provision and deferred true ups	(7)	—	—
FIN 48 Activity	(13)	—	—
Other	1	(72)	(11)
Provision for income taxes	$9,619	$7,755	$6,618

Deferred tax assets (liabilities) included in other assets in the accompanying consolidated balance sheet consist of the following:

	Year Ended December 31,	
	2022	2021
Deferred tax assets:		
Allowance for loan losses	$ 3,345	$ 2,413
Non-accrual Loans	204	135
Deferred Compensation	218	253
Deferred Revenue	302	285
Discounts and premiums on assets acquired	191	318
Net unrealized loss on securities available for sale	2,639	—
Accrued expenses	204	—
Lease liabilities	492	—
Total deferred tax assets	$ 7,595	$ 3,404
Deferred tax liabilities:		
Property and equipment	$(1,066)	$(1,189)
Intangible assets	(402)	(473)

	Year Ended December 31,	
	2022	**2021**
Prepaid Expenses.	(149)	(25)
Right of Use Asset	(500)	—
Net unrealized gains on securities available for sale.	—	(478)
Other	(15)	(15)
Total deferred tax liabilities	$(2,132)	$(2,180)
Net deferred tax assets	$ 5,463	$ 1,224

In assessing the Company's ability to realize deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize all benefits related to these deductible differences as of December 31, 2022.

The Company does not have any net operating loss or tax credit carryforwards as of December 31, 2022.

The Company is not presently under examination by the Internal Revenue Service or any state tax authority.

The Company establishes reserves for uncertain tax positions that reflect management's best estimate of deductions and credits that may not be sustained on a more-likely-than-not basis. Recognized income tax positions are measured at the largest amount that is considered greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. A reconciliation of the beginning and ending amount of uncertain tax positions is as follows (in thousands):

	For the Year Ended December 31,	
	2022	**2021**
Balance at beginning of year.	$13	$13
Additions for positions taken in prior years.	—	—
Reductions for positions taken in prior years.	—	—
Balance at end of year.	$13	$13

There were no interest or penalties related to uncertain tax positions reflected in the consolidated statements of income for the years ended December 31, 2022, 2021, and 2020.

Note 11: Letters of Credit

The Bank has entered into an arrangement with the FHLB resulting in the FHLB issuing letters of credit on behalf of the Bank with the resulting beneficiary being certain public funds in connection with these deposits. Outstanding letters of credit to secure these public funds at December 31, 2022 and 2021 were $800,000 and $600,000, respectively. Loans with a collateral value of approximately $130.0 million and $78.7 million were used to secure the letters of credit at December 31, 2022 and 2021, respectively.

Note 12: Advances and Borrowings

The Bank has a blanket floating lien security agreement with a maximum borrowing capacity of $129.2 million at December 31, 2022, with the FHLB, under which the Bank is required to maintain collateral for any advances, including its stock in the FHLB, as well as qualifying first mortgage and other loans. The Bank had no advances from the FHLB at December 31, 2022 or 2021.

Note 13: Shareholders' Equity

On September 5, 2019, the Company adopted a Repurchase Plan (the "RP"). The RP initially authorized the repurchase of up to 500,000 shares of the Company's common stock. On March 13, 2020, the Company's Board of Directors approved a 500,000 share expansion, and on November 2, 2020, approved a 750,000 share expansion to the RP, for a total of 1,750,000 shares authorized under the RP. All shares repurchased under the RP have been retired and not held as treasury stock. The RP expired on September 5, 2021. On October 28, 2021, the Company adopted a new Repurchase Plan (the "New RP") that authorizes the repurchase of up to 750,000 shares of the Company's stock. Stock repurchases under the New RP will take place pursuant to a Rule 10b5-1 Plan with pricing and purchasing parameters established by management. There were no repurchases as of December 31, 2022.

A summary of the activity under the RP is as follows:

	Year Ended December 31,	
	2022	**2021**
Number of shares repurchased	—	—
Average price of shares repurchased	$ —	$ —
Shares remaining to be repurchased	750,000	750,000

The Company and Bank are subject to risk-based capital guidelines issued by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under GAAP, regulatory reporting requirements and regulatory capital standards. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Furthermore, the Company's and the Bank's regulators could require adjustments to regulatory capital not reflected in these financial statements.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the following table) of total, Tier I, and Common Equity capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2022, that the Company and Bank meet all capital adequacy requirements to which it is subject and maintains capital conservation buffers that allow the Company and Bank to avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to certain executive officers.

As of December 31, 2022, the most recent notification from the Federal Deposit Insurance Corporation (FDIC) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

In April 2020, we began originating loans to qualified small businesses under the PPP administered by the SBA. Federal bank regulatory agencies have issued an interim final rule that permits banks to neutralize the regulatory capital effects of participating in the Paycheck Protection Program Lending Facility (the "PPP Facility") and clarify that PPP loans have a zero percent risk weight under applicable risk-based capital rules. Specifically, a bank may exclude all PPP loans pledged as collateral to the PPP Facility from its average total consolidated assets for the purposes of calculating its leverage ratio, while PPP loans that are not pledged as collateral to the PPP Facility will be included.

The Company's and Bank's actual capital amounts and ratios are presented in the following table (dollars in thousands):

	Actual		Minimum Capital Requirements		With Capital Conservation Buffer		Minimum To Be Well Capitalized Under Prompt Corrective Action	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2022								
Total capital to risk-weighted assets								
Company	$158,158	12.41%	$101,990	8.00%	$133,862	10.50%	N/A	N/A
Bank	158,158	12.42%	101,909	8.00%	133,756	10.50%	127,387	10.00%
Tier I capital to risk-weighted assets								
Company	143,424	11.25%	76,493	6.00%	108,365	8.50%	N/A	N/A
Bank	143,424	11.26%	76,432	6.00%	108,279	8.50%	101,909	8.00%
CET I capital to risk-weighted assets								
Company	143,424	11.25%	57,370	4.50%	89,241	7.00%	N/A	N/A
Bank	143,424	11.26%	57,324	4.50%	89,171	7.00%	82,801	6.50%
Tier I capital to average assets								
Company	143,424	9.19%	62,460	4.00%	N/A	N/A	N/A	N/A
Bank	143,424	9.18%	62,489	4.00%	N/A	N/A	78,111	5.00%
As of December 31, 2021								
Total capital to risk-weighted assets								
Company	$127,946	12.54%	$ 81,620	8.00%	$107,126	10.50%	N/A	N/A
Bank	127,844	12.54%	81,539	8.00%	107,020	10.50%	$101,924	10.00%
Tier I capital to risk-weighted assets								
Company	117,631	11.53%	61,215	6.00%	86,721	8.50%	N/A	N/A
Bank	117,528	11.53%	61,154	6.00%	86,635	8.50%	81,539	8.00%
CET I capital to risk-weighted assets								
Company	117,631	11.53%	45,911	4.50%	71,417	7.00%	N/A	N/A
Bank	117,528	11.53%	45,866	4.50%	71,347	7.00%	66,250	6.50%
Tier I capital to average assets								
Company	117,631	10.56%	44,571	4.00%	N/A	N/A	N/A	N/A
Bank	117,528	10.55%	44,571	4.00%	N/A	N/A	55,714	5.00%

The federal banking agencies require that banking organizations meet several risk-based capital adequacy requirements. The current risk-based capital standards applicable to the Company and the Bank are based on the Basel III Capital Rules established by the Basel Committee on Banking Supervision (the "Basel Committee"). The Basel Committee is a committee of central banks and bank supervisors/regulators from the major industrialized countries that develops broad policy guidelines for use by each country's supervisors in determining the supervisory policies they apply. The requirements are intended to ensure that banking organizations have adequate capital given the risk levels of assets and off-balance sheet financial instruments.

The Basel III Capital Rules require the Bank and the Company to comply with four minimum capital standards: a Tier 1 leverage ratio of at least 4.0%; a CET1 to risk-weighted assets of 4.5%; a Tier 1 capital to risk-weighted assets of at least 6.0%; and a total capital to risk-weighted assets of at least 8.0%. The calculation of all types of regulatory capital is subject to definitions, deductions and adjustments specified in the regulations.

The Basel III Capital Rules also require a "capital conservation buffer" of 2.5% above the regulatory minimum risk-based capital requirements. The capital conservation buffer is designed to absorb losses during periods of economic stress and effectively increases the minimum required risk-weighted capital ratios. Banking institutions with a ratio of CET1 to risk-weighted assets below the effective minimum (4.5% plus the capital conservation buffer) are subject to limitations on certain activities, including payment of dividends, share repurchases and discretionary bonuses to executive officers based on the amount of the shortfall.

As of December 31, 2022, the Company's and the Bank's capital ratios exceeded the minimum capital adequacy guideline percentage requirements under the Basel III Capital Rules on a fully phased-in basis.

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2022, approximately $59.4 million of retained earnings was available for dividend declaration from the Bank without prior regulatory approval.

Note 14: Related-Party Transactions

At December 31, 2022 and December 31, 2021, the Company had loans outstanding to executive officers, directors, significant shareholders and their affiliates (related parties) approximating $132,000 and $0, respectively.

The Bank leases office and retail banking space in Woodward, Oklahoma from Haines Realty Investments Company, LLC, a related party of the Company. Lease expense totaled $155,000, $175,000 and $177,000 for the years ended December 31, 2022, 2021 and 2020, respectively. In addition, payroll and office sharing arrangements were in place between the Company and certain of its affiliates.

Note 15: Employee Benefits

401(k) Savings Plan

The Company has a retirement savings 401(k) plan covering substantially all employees. Employees may contribute up to the maximum legal limit with the Bank matching up to 5% of the employee's salary. Employer contributions charged to expense for the years ended December 31, 2022, 2021 and 2020 totaled $366,000, $267,000 and $230,000, respectively.

Stock-Based Compensation

The Company adopted a nonqualified incentive stock option plan (the "Bank7 Corp. 2018 Equity Incentive Plan") in September 2018 and amended the Bank7 Corp. 2018 Equity Plan on May 20, 2020 adding an additional 507,500 shares to the plan. The Bank7 Corp. 2018 Equity Incentive Plan will terminate in September 2028, if not extended. Compensation expense, net of settlement of shares for payroll withholding related to the Plan for the years ended December 31, 2022, 2021 and 2020 totaled $1,384,000, $862,000 and $771,000, respectively. There were 700,087 shares available for future grants as of December 31, 2022.

The Company grants to employees and directors restricted stock units (RSUs) which vest ratably over either three or five years and stock options which vest ratably over four years. All RSUs and stock options are granted at the fair value of the common stock at the time of the award. The RSUs are considered fixed awards as the number of shares and fair value are known at the date of grant and the fair value at the grant date is amortized over the vesting and/or service period.

The Company uses newly issued shares for granting RSUs and stock options.

The following table is a summary of the stock option activity under the Bank7 Corp. 2018 Equity Incentive Plan (dollar amounts in thousands, except per share data):

Year Ended December 31, 2022	Options	Wgtd. Avg. Exercise Price	Wgtd. Avg. Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2021	264,000	$17.41		
Options Granted	5,000	23.87		
Options Exercised	17,450	17.73		
Options Forfeited	—	—		
Outstanding at December 31, 2022	251,550	17.52	6.64	$2,032,509
Exercisable at December 31, 2022	170,485	18.39	6.05	$1,229,200

Year Ended December 31, 2021	Options	Wgtd. Avg. Exercise Price	Wgtd. Avg. Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2020	185,250	$18.73		
Options Granted	80,500	14.31		
Options Exercised	—	—		
Options Forfeited	(1,750)	14.31		
Outstanding at December 31, 2021	264,000	17.41	7.56	$1,474,840
Exercisable at December 31, 2021	121,932	18.82	6.82	$ 509,257

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and is based on certain assumptions including risk-free rate of return, dividend yield, stock price volatility and the expected term. The fair value of each option is expensed over its vesting period.

The following table shows the assumptions used for computing stock-based compensation expense under the fair value method on options granted during the period presented:

	For the Year Ended	
	December 31, 2022	December 31, 2021
Risk-free interest rate	3.47%	0.52%
Dividend yield	1.96%	2.89%
Stock price volatility	34.92%	66.67%
Expected term	7.01	6.41

The following table summarizes share information about RSUs for the years ended December 31, 2022 and 2021:

Year Ended December 31, 2022	Number of Shares	Wgtd. Avg. Grant Date Fair Value
Outstanding at December 31, 2021	172,993	$19.02
Shares granted	3,000	4.03
Shares vested	(61,902)	18.88
Shares forfeited	(1,500)	22.13
End of the period balance	112,591	$18.66

Year Ended December 31, 2021	Number of Shares	Wgtd. Avg. Grant Date Fair Value
Outstanding at December 31, 2020	118,000	$18.09
Shares granted	90,575	19.95
Shares vested	(35,582)	18.30
Shares forfeited	—	—
End of the period balance	172,993	$19.02

As of December 31, 2022, there was approximately $1.8 million of unrecognized compensation expense related to 113,000 unvested RSUs and $351,000 of unrecognized compensation expense related to 252,000 unvested and/or unexercised stock options. The stock option expense is expected to be recognized over a weighted average period of 2.05 years, and the RSU expense is expected to be recognized over a weighted average period of 2.32 years.

Note 16: Disclosures about Fair Value of Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs supported by little or no market activity and significant to the fair value of the assets or liabilities

Recurring Measurements

Assets and liabilities measured at fair value on a recurring basis include the following:

Available-for-sale securities: Debt securities classified as available-for-sale are reported at fair value utilizing Level 2 inputs. For those debt securities classified as Level 2, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U. S. Treasury yield curve, live trading levels, trade execution data for similar securities, market consensus prepayments speeds, credit information and the bond's terms and conditions, among other things.

Nonrecurring Measurements

The following table presents the fair value measurement of assets measured at fair value on a nonrecurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2022 and December 31, 2021 (dollars in thousands):

	Fair Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2022				
Impaired loans (collateral- dependent)	$6,553	$—	$—	$6,553
December 31, 2021				
Impaired loans (collateral- dependent)	$6,910	$—	$—	$6,910

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a nonrecurring basis and recognized in the accompanying consolidated balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

Collateral-Dependent Impaired Loans, Net of Allowance for Loan Losses

The estimated fair value of collateral-dependent impaired loans is based on fair value, less estimated cost to sell. Collateral-dependent impaired loans are classified within Level 3 of the fair value hierarchy.

The Company considers evaluation analysis as the starting point for determining fair value and then considers other factors and events in the environment that may affect the fair value. Values of the collateral underlying collateral-dependent loans are obtained when the loan is determined to be collateral-dependent and subsequently as deemed necessary by executive management and loan administration. Values are reviewed for accuracy and consistency by executive management and loan administration. The ultimate collateral values are reduced by discounts to consider lack of marketability and estimated cost to sell if repayment or satisfaction of the loan is dependent on the sale of the collateral.

Unobservable (Level 3) Inputs

The following table presents quantitative information about unobservable inputs used in recurring and nonrecurring Level 3 fair value measurements.

	Fair Value	Valuation Technique	Unobservable Inputs	Weighted-Average
December 31, 2022				
Collateral-dependent impaired loans..................	$6,553	Appraisals from comparable properties	Estimated cost to sell	20%
December 31, 2021				
Collateral-dependent impaired loans..................	$6,910	Appraisals from comparable properties	Estimated cost to sell	20%

The estimated fair values of the Company's financial instruments that are reported at amortized cost in the Company's consolidated balance sheets, segregated by the level of valuation inputs within the fair value hierarchy utilized to measure fair value, are as follows:

	Carrying Amount	Fair Value Measurements			
		Level 1	Level 2	Level 3	Total
December 31, 2022					
Financial Assets					
Cash and due from banks	$ 109,115	$109,115	$ —	$ —	$ 109,115
Interest-bearing time deposits in other banks.......	5,474	—	5,474	—	5,474
Loans, net of allowance........................	1,255,722	—	1,245,825	6,553	1,252,378
Loans held for sale	—	—	—	—	—
Nonmarketable equity securities	1,209	—	1,209	—	1,209
Interest receivable	8,124	—	8,124	—	8,124
Financial Liabilities					
Deposits	$1,429,300	$ —	$1,427,465	$ —	$1,427,465
Interest payable	339	—	339	—	339

	Carrying Amount	Fair Value Measurements			
		Level 1	Level 2	Level 3	Total
December 31, 2021					
Financial Assets					
Cash and due from banks	$ 195,359	$195,359	$ —	$ —	$ 195,359
Federal funds sold	9,493	9,493	—	—	$ 9,493
Interest-bearing time deposits in other banks.......	3,237	—	3,237	—	3,237
Loans, net of allowance........................	1,018,085	—	1,011,048	6,910	1,017,958
Loans held for sale	464	—	464	—	464
Nonmarketable equity securities	1,202	—	1,202	—	1,202
Interest receivable	4,259	—	4,259	—	4,259
Financial Liabilities					
Deposits	$1,217,471	$ —	$1,217,094	$ —	$1,217,094
Interest payable	117	—	117	—	117

The following methods were used to estimate the fair value of all other financial instruments recognized in the accompanying consolidated balance sheets at amounts other than fair value:

Cash and Due from Banks, Federal Funds Sold, Interest-Bearing Time Deposits in Other Banks, Nonmarketable Equity Securities, Interest Receivable and Interest Payable

The carrying amount approximates fair value.

Loans and Mortgage Loans Held for Sale

The fair value of loans is estimated by discounting the future cash flows using the market rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations.

Deposits

Deposits include demand deposits, savings accounts, NOW accounts and certain money market deposits. The carrying amount approximates fair value. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities.

Commitments to Extend Credit, Lines of Credit and Standby Letters of Credit

The fair values of unfunded commitments are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The fair values of standby letters of credit and lines of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date. The estimated fair values of the Company's commitments to extend credit, lines of credit and standby letters of credit were not material at December 31, 2022 or December 31, 2021.

Note 17: Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the accompanying consolidated balance sheets. The following summarizes those financial instruments with contract amounts representing credit risk as of December 31, 2022 and December 31, 2021 (dollars in thousands):

	December 31, 2022	December 31, 2021
Commitments to extend credit...	$198,027	$200,393
Financial and performance standby letters of credit............................	1,043	5,809
	$199,070	$206,202

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Each instrument generally has fixed expiration dates or other termination clauses. Since many of the instruments are expected to expire without being drawn upon, total commitments to extend credit amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, by the Company upon extension of credit is based on management's credit evaluation of the customer. Standby letters of credit are irrevocable conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Note 18: Significant Estimates and Concentrations

GAAP requires disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in *Note 6* regarding loans.

As of December 31, 2022, hospitality loans were 19% of gross total loans with outstanding balances of $244.3 million and unfunded commitments of $15.5 million; energy loans were 14% of gross total loans with outstanding balances of $182.8 million and unfunded commitments of $43.8 million.

The Company evaluates goodwill for potential goodwill impairment on an annual basis or more often based on consideration if any impairment indicators have occurred. A prolonged strain on the U.S. economy impacting the Company could result in goodwill being partially or fully impaired. At December 31, 2022, goodwill of $8.6 million was recorded on the consolidated balance sheet.

Note 19: Operating Leases

Lessee

On January 1, 2022, the Company adopted ASU No. 2016-02, Leases (Topic 842), which requires the recognition of the Company's operating leases on its balance sheet. See Note (1) for additional information. The Company has operating leases, which primarily consist of office space in buildings, ATM locations, equipment and land on which it owns certain buildings.

Rental expense on all operating leases, including those rented on a monthly or temporary basis were as follows (Dollars in thousands):

Year Ending December 31:	
2022	$777
2021	799
2020	837

As of December 31, 2022, a right of use lease asset included in interest receivable and other assets on the balance sheet totaled $2.0 million, and a related lease liability included in accrued interest payable and other liabilities on the balance sheet totaled $2.1 million. As of December 31, 2022, our operating leases have a weighted-average remaining lease term of 12.5 years and a weighted-average discount rate of 3.6 percent.

Future minimum rental commitments of branch facilities and office equipment due under non-cancelable operating leases at December 31, 2022, were as follows (dollars in thousands):

2023	$ 532
2024	448
2025	367
2026	298
2027	155
Thereafter	530
Total lease payments	2,330
Less imputed interest	(254)
Operating lease liability	$2,076

Note 20: Parent-only Financial Statements (dollars in thousands)

Condensed Balance Sheets

	December 31, 2022	December 31, 2021
Assets		
Cash and due from banks	$ 297	$ 297
Investment in bank subsidiary	143,049	126,783
Dividends receivable	1,463	1,089
Goodwill	1,011	1,011
Total assets	$145,820	$129,180
Liabilities and Shareholders' Equity		
Dividends Payable	$ 1,463	$ 1,089
Other liabilities	257	683
Total liabilities	1,720	1,772
Total shareholders' equity	144,100	127,408
Total liabilities and shareholders' equity	$145,820	$129,180

Condensed Statements of Comprehensive Income

	For the Years Ended December 31,		
	2022	2021	2020
Income			
Dividends from subsidiary bank	$ 4,738	$ 4,078	$12,846
Total Income	4,738	4,078	12,846
Expense			
Other	—	—	—
Total expense	—	—	—
Income and equity in undistributed net income of bank subsidiary	4,738	4,078	12,846
Equity in undistributed net income of bank subsidiary	24,900	19,081	6,420
Income before Taxes	29,638	23,159	19,266
Net Income Available to Common Shareholders	$29,638	$23,159	$19,266
Other Comprehensive Income			
Equity in other comprehensive (loss) income of subsidiary	(9,447)	144	—
Other comprehensive gain(loss)	$ (9,447)	$ 144	$ —
Comprehensive Income	$20,191	$23,303	$19,266

Condensed Statements of Cash Flows

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Operating Activities			
Net income...	$ 29,638	$ 23,159	$ 19,266
Items not requiring (providing) cash			
Equity in undistributed net income................................	(24,900)	(19,081)	(6,420)
Changes in			
Other current assets and liabilities	(374)	(102)	4,039
Net cash provided by operating activities	4,364	3,976	16,885
Financing Activities			
Common stock issued, net of offering costs	—	1	(9,076)
Dividends paid...	(4,364)	(3,982)	(7,803)
Net cash used in financing activities	(4,364)	(3,981)	(16,879)
Increase (Decrease) in Cash and Due from Banks	—	(5)	6
Cash and Due from Banks, Beginning of Period	297	302	296
Cash and Due from Banks, End of Period	$ 297	$ 297	$ 302
Supplemental Disclosure of Cash Flows Information			
Dividends declared and not paid	$ 1,463	$ 1,089	$ 995

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure

a) Controls and Procedures

Management of the Company, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness as of December 31, 2022 of the Company's disclosure controls and procedures, as defined Rules 13a-15(e) and 15d-15(e) under the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply judgment in evaluating its controls and procedures. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the end of the fiscal quarter covered by this Form 10-K.

b) Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining internal control over financial reporting and for assessing the effectiveness of internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Management has assessed the effectiveness of the Company's internal control over financial reporting based on the criteria established in ''Internal Control—Integrated Framework (2013 edition),'' issued by the Committee of Sponsoring Organizations of the Treadway Commission (''COSO''). Based on that assessment and criteria, management has determined that the Company has maintained effective internal control over financial reporting as of December 31, 2022.

Bank7 Corp.
Oklahoma City, Oklahoma
March 24, 2023

/s/ Thomas L. Travis
Thomas L. Travis
President and Chief Executive Officer
(Principal Executive Officer)

/s/ Kelly J. Harris
Kelly J. Harris
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

c) (Principal Financial and Accounting Officer) Attestation Report of the Independent Registered Public Accounting Firm

Not applicable because the Company is an emerging growth company.

d) Changes in Internal Control Over Financial Reporting

There were no significant changes made in the Company's internal control over financial reporting during the fourth quarter of the year ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated herein by reference to the Proxy Statement (Schedule 14A) for its 2023 Annual Meeting of Shareholders to be filed with the SEC within 120 days of our fiscal year-end.

Item 11.   Executive Compensation

The information required by this Item is incorporated herein by reference to the Proxy Statement (Schedule 14A) for its 2023 Annual Meeting of Shareholders to be filed with the SEC within 120 days of our fiscal year-end.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated herein by reference to the Proxy Statement (Schedule 14A) for its 2023 Annual Meeting of Shareholders to be filed with the SEC within 120 days of our fiscal year-end.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated herein by reference to the Proxy Statement (Schedule 14A) for its 2023 Annual Meeting of Shareholders to be filed with the SEC within 120 days of our fiscal year-end.

Item 14.   Principal Accounting Fees and Services

The information required by this Item is incorporated herein by reference to the Proxy Statement (Schedule 14A) for its 2023 Annual Meeting of Shareholders to be filed with the SEC within 120 days of our fiscal year-end.

PART IV

Item 15.   Exhibits, Financial Statement Schedules

Financial Statements

See index to Consolidated Financial Statements on page 46.

Financial Statement Schedules

Financial statement schedules have been omitted because they are not applicable or not required or the required information is shown in the Consolidated Financial Statements or Notes thereto under ''Part II — Item 8. Financial Statements and Supplementary Data.''

Exhibits

3.1   Amended and Restated Certificate of Incorporation of Bank7 Corp.[1]

3.2   Amended and Restated Bylaws of Bank7 Corp.[2]

4.1   Specimen Common Stock Certificate of Bank7 Corp.[3]

4.2   Description of Common Stock Securities Registered Pursuant to Section 12 of the Exchange Act of 1934[4]

4.3   Form of Indenture for Senior Debt Securities[5]

4.4   Form of Indenture for Subordinated Debt Securities[6]

10.1   Form of Tax Sharing Agreement[7]

10.2   Bank7 Corp. 2018 Equity Incentive Plan[8]

10.3   First Amendment to Bank7 Corp. 2018 Equity Incentive Plan[9]

10.4   Form of Stock Option award Agreement under the Bank7 Corp. 2018 Equity Incentive Plan[10]

10.5   Form of Restricted Stock Unit Award Agreement under the Bank7 Corp. 2018 Equity Incentive Plan[11]

10.6   Form of Indemnification Agreement[12]

10.7   Form of Registration Rights Agreement[13]

10.8   Stock Award Agreement Between the Company and Thomas L. Travis issued under the 2018 Equity Incentive Plan[14]

10.9   Stock Award Agreement Between the Company and Jason E. Estes issued under the 2018 Equity Incentive Plan

10.10   Share Acquisition Agreement dated as of October 6, 2021 by and among Bank7 Corp., Watonga Bancshares, Inc., Cornerstone Bank, and Randy Barrett solely in his capacity as representative[15]

10.11   Employment Agreement dated March 30, 2022 between the Company and Thomas L. Travis[16]

10.12   Employment Agreement dated March 30, 2022 between the Company and Jason E. Estes

21   Subsidiaries of Bank7 Corp.

23   Consent of Independent Registered Public Accounting Firm

Exhibits

31.1   Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2   Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32   Certification of Chief Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101   Interactive data files pursuant to Rule 405 of Regulation S-T: (i) the Consolidated Balance Sheets as of December 31, 2018 and 2017, (ii) the Consolidated Statements of Income for the years ended December 31, 2018 and 2017, (iii) the Consolidated Statements of Retained Earnings for the years ended December 31, 2018 and 2017, (iv) the Consolidated Statements of Cash Flows for the years ended December 31, 2018 and 2017, and (v) the notes to the Consolidated Financial Statements

---

(1)   Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on the Securities and Exchange Commission on May 24, 2021.

(2)   Incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 24, 2018 (File No. 333-227010).

(3)   Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on September 10, 2018 (File No. 333-227010).

(4)   Incorporated by reference to Exhibit 4.2 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission on March 30, 2020.

(5)   Incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-3 filed with the Securities and Exchange Commission on November 16, 2020.

(6)   Incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-3 filed with the Securities and Exchange Commission on November 16, 2020.

(7)   Incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 24, 2018 (File No. 333-227010).

(8)   Incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on September 10, 2018 (File No. 333-227010).

(9)   Incorporated by reference to Appendix A of the Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 31, 2020.

(10)   Incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on September 10, 2018 (File No. 333-227010).

(11)   Incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on September 10, 2018 (File No. 333-227010).

(12)   Incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on September 10, 2018 (File No. 333-227010).

(13)   Incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 24, 2018 (File No. 333-227010).

(14)   Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 5, 2019.

(15)   Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 7, 2021.

(16)   Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 5, 2022.

Item 16.   Form 10-K Summary

None

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bank7 Corp.

Date: March 24, 2023   By: /s/ Thomas L. Travis
                                           Thomas L. Travis
                                           President and Chief Executive Officer
                                           (Principal Executive Officer)

                                   By: /s/ Kelly J. Harris
                                           Kelly J. Harris
                                           Executive Vice President and Chief Financial Officer
                                           (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ William B. Haines	Director; Chairman	March 24, 2023
William B. Haines		
/s/ Thomas L. Travis	Director; President and Chief Executive Officer (Principal Executive Officer)	March 24, 2023
Thomas L. Travis		
/s/ William M. Buergler	Director	March 24, 2023
William M. Buergler		
/s/ John T. Phillips	Director	March 24, 2023
John T. Phillips		
/s/ Gary D. Whitcomb	Director	March 24, 2023
Gary D. Whitcomb		
/s/ J. Michael Sanner	Director	March 24, 2023
J. Michael Sanner		
/s/ Teresa L. Dick	Director	March 24, 2023
Teresa L. Dick		
/s/ Edward P. Gray	Director	March 24, 2023
Edward P. Gray		

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